
03024588

82- SUBMISSIONS FACING SH

7/1

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME KCI Konecranes plc

*CURRENT ADDRESS P.O. Box 661
Fin-05801
Hyvinkää, Finland

**FORMER NAME KCI Konecranes International plc

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 4297 FISCAL YEAR 12/31/02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DATE : 7/15/03

KONECRANES



Annual Report 2002

WORLD LEADING CRANE TECHNOLOGY

Contents



This annual report is available on the Internet, along with a wide variety of other financial data at: **www.kcigroup.com**

KCI Konecranes' Annual Report (in English, Finnish, Swedish and German) can be ordered from KCI Konecranes International Plc, Group Communications, P.O.Box 661, 05801-Hyvinkää, Finland, Phone: +358-20 427 2016, Fax: +358-20 427 2103, www.kcigroup.com.

This is KCI Konecranes

Global Industry Leader

KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is a forerunner in innovative lifting and maintenance technologies.

The Group's business idea is to provide equipment, modernisation and maintenance of overhead handling applications that benefit our customers' business.

We are organised in three Business Areas: Maintenance Services, Standard Lifting Equipment and Special Cranes.

Our large maintenance services business together with a leading position as a supplier of new cranes to all main crane-using industries in many industrial countries provide stability in our business cycle. We do not target the construction site crane (tower crane) nor the mobile crane market.

In 2002, Group sales was 714 million euros, of which 89 % was derived from outside Finland. KCI Konecranes has a total of 4,400 employees and is present through its own personnel and partners in more than 40 countries with service depots at more than 270 locations worldwide.

KCI Konecranes, headquartered in Finland, is an internationally broadly held company listed on the Helsinki Stock Exchange.



This is KCI Konecranes

KEY FIGURES		2002	2001
Sales	EURm	713.6	756.3
EBITDA [1]	EURm	53.1	71.3
Operating income	EURm	37.6	55.3
Net income	EURm	24.6	35.3
Earnings/share	EUR	1.69	2.40
Cash flow from operations	EURm	66.3	43.0
Cash flow per share	EUR	4.54	2.93
Return on capital employed	%	17.8	24.3
Return on equity	%	14.2	22.0
Solidity	%	45.5	41.4
Gearing	%	19.1	28.9
Personnel at year end		4,441	4,401
Dividend/share [2]	EUR	0.95	0.90

[1] Operating income before depreciation and goodwill amortisation
[2] Board's proposal

Market position

With sales of 714 million euros, KCI Konecranes is one of the largest crane companies in the world – yet its share of the global crane market is not more than approx. 10 %. In certain regions our market shares are much higher. With our roots in Finland, KCI Konecranes early reached a leading position in the Nordic countries. Stable organic growth and an active acquisition track record has seen the Group reach a strong position also in most industrialised countries including Germany, France, the U.K., the U.S., Canada, many smaller EU countries and in several Middle East and Far East countries. In China, Group activities are showing rapid growth. In Japan, the Group is in an entry phase.

Order Intake*


MEUR
800
700
600
500
400
300
200
100
543
539
764
679
599
98
99
00
01
02

*excluding service contract base

Sales


MEUR
800
700
600
500
400
300
200
100
597
592
703
756
714
98
99
00
01
02

Operating Income


MEUR
60
50
40
30
20
10
42.6
32.1
39.6
55.3
37.6
98
99
00
01
02

Sales by Business Area*


27%
26%


Maintenance Services
MEUR 372
Standard Lifting Equipment
MEUR 205
Special Cranes
MEUR 209

*including internal sales

Sales by Market


10%
34%
31%
Nordic and Central Europe
MEUR 179
EU (excl. Nordic)
MEUR 221
Americas
MEUR 242
Asia Pacific
MEUR 71

Sales by Industry


Pulp and Paper, 9%
Steel & other warehousing, 3%
Refuse handling, 1%
Primary metals, 9%
Shipyards, 11%
Transport & shipping industry, 1%
Petro-chemical, 3%
Others, 6%
Power plants, 6%
General manufacturing, 22%
Automotive, 4%
Harbours, 11%
Resellers, 9%
OEM Crane builders, 3%
Construction, 2%

Competitive situation

Competition in the crane industry is mostly regional or local with few other global players. Local companies play an important role. There is, however, uncertainty about how these, mostly small companies will be able to compete in the long term. International actors have resources to develop new technology and have a superior market access through global networks. Major players in the international crane market include Demag Cranes & Components GmbH of Germany, recently acquired by KKR of America. Other crane companies with a strong regional position are R. Stahl AG and ABUS Kransysteme GmbH based in Germany and the North American companies Morris Materials Handling, Inc. and Columbus McKinnon Corporation.

Our Business Areas in a nutshell

Maintenance Services

- World's largest crane service organisation.
- 270 branches in more than 30 countries worldwide.
- Number of employees: 2,698.

MARKET POSITION

Leading provider of maintenance services for Electric Overhead Travelling (EOT) cranes in the industrialised world.

The biggest actor in the crane maintenance market is the customer himself.



SERVICES

Highest professional competence applying advanced maintenance technology.

Services include all activities necessary for trouble-free crane operation including inspections, predictive maintenance programs, modernisation services, preventive repairs, on-calls and spare part services.

SERVICE AGREEMENT BASE

The service agreement base includes more than 208,000 cranes.

Maintenance is provided for all overhead and gantry cranes regardless of the original manufacturer: over 80% of the cranes in our agreement base have not been manufactured by KCI Konecranes.

Standard Lifting Equipment

- Standard Lifting Equipment is used as part of a production process, for short through the air transportation and auxiliary purposes such as maintenance.
- Marketed under the Konecranes brand and other independent brand names, such as SWF (Germany), Verlinde (France), R&M (U.S.) and Meiden (Japan)
- Sales representation in more than 40 countries.
- Number of employees: 949.

MARKET POSITION

One of the largest industrial EOT crane and component producers in the industrialised world.



PRODUCTS

Industrial EOT cranes, chain and wire rope hoists, light crane systems and a wide variety of components.

Industry leading technology and global product ranges.

Lifting capacities are typically less than 50 tonnes.

A high degree of modularity and standardisation.

PRODUCTION

Annual production of more than 12,000 industrial cranes and hoists and related equipment, including 60,000 lifting and travelling specific electrical motors.

Component factories in Finland, France, the U.S. and China.

Special Cranes

- Focus on solving heavy lifting needs in two major segments, cranes for the process industries and cranes for harbours and shipyards.
- Sales representation in more than 40 countries.
- Number of employees: 685.

MARKET POSITION

Global leader in engineered and heavy duty cranes for process industries and in certain types of shipyard cranes.

Global specialised supplier of harbour cranes for containers and bulk materials.



PRODUCTS

EOT process cranes, lifting devices, harbour cranes, container terminal cranes, shipyard cranes, crane automation, control systems and heavy duty crane components.

Industry leading technology and global product ranges.

Lifting capacities are typically over 50 tonnes.

Joint componentry between segments.

PRODUCTION

Annual production of more than 400 heavy duty cranes and hoisting trolleys and more than 15,000 motor controls for cranes.

Five process crane factories located in Finland, the U.K., Germany, France, the U.S., and several crane production joint venture companies and numerous supply partners.



Strategic Cornerstones

Business Objective

KCI Konecranes wants to develop its industry into an industry of high performing, reliable and safe lifting solutions with world class maintenance back-up. We want to take and hold the lead.

Group Strategy

Our strategy focuses on three main pursuits: Growth, Advanced Technology and Operating Efficiency.

Growth

Maintenance Services is the growth motor. Customers want professional crane maintenance for better cost efficiency, safety and increased uptime. An estimated 70 % of all crane maintenance is carried out by the crane user's own staff. Outsourcing increases, and crane maintenance is a genuine growth business.

Consolidation of the industry enables KCI Konecranes to grow through acquisitions.

KCI Konecranes is best positioned to drive the consolidation in the industry. Well-recognised local, regional or national brand names and large installed bases are our prime acquisition targets.

Good market coverage through Maintenance Services benefits Standard and Special crane sales.

Advanced Technology

We are committed to innovative lifting technology and modern maintenance services. R&D pay dividends as our new products help us increase market shares. Our R&D resources are unmatched in this industry.

Our approach is inspired by our maintenance database with direct feedback on our own and on our competitors' products.

Operating Efficiency

We want to be cost leaders with the lowest unit costs in the industry. In production we go for economies of scale. We employ new methods and cost-efficient designs, based on modularity and standardisation.

Our sales productivity is boosted by our size, market coverage and business concept of combining crane sales and maintenance through one common network.

We maintain a globally uniform product platform for flexibility in capacity utilisation and optimisation of resources.

Our global operations serve us well also on the supply side by providing access to cost efficient sourcing.

Environmental

KCI Konecranes recognises environmental management as an important aspect in its business and strives to conduct operations in an environmentally sound manner. KCI Konecranes' strategy is to develop and provide products and services that have no undue environmental impact and are safe in their intended use, that are efficient in their consumption of energy and natural resources. KCI Konecranes' environmental design principles can best be seen in the products. Inverter drives spearheaded by KCI Konecranes, consume up to 40 % less energy compared to commonly used traditional designs. In transmissions, our precision machined parts lead to extended service life for the equipment as well as greatly reduced noise levels.



The Internal Synergies of our Business Areas

KCI Konecranes' competitiveness and leading position is based on the global synergies and cross-selling opportunities that exist between its three Business Areas: Maintenance Services, Standard Lifting Equipment and Special Cranes.

All Business Areas are independently profitable. Taken together the Business Areas cover all overhead lifting solutions and components for virtually all industries worldwide. Our customers benefit from a single source supplier in all their crane-related needs.

KCI Konecranes market presence through maintenance supports market penetration for equipment sales, and equipment sales enhance marketing of maintenance. Increasingly, solid customer relationships developed in the service sector have created a logical channel for sales of new equipment. Cross-selling between the Business Areas contributes to the organic growth potential of the Group.

Our progressive R&D work is inspired by feedback from our maintenance database covering information on end-user applications for both own and competitor equipment. Our R&D develops superior product features. New product introductions and maintenance technology break ground for new customers both in cranes and maintenance.

Our diversified business and customer mix helps even out the effects of business swings in different customer segments. Activities are further balanced by the Group's large maintenance business. Crane maintenance is by its nature not exposed to large fluctuations in business cycles.

Shared Values

Trust in People

Total Service Commitment

Sustained Profitability

Our values underline a joint sense of purpose and a humble attitude among all employees. We want to be known for our good people, always keeping their promises. We want to be recognised as a financially sound company.

President´s Letter

At first glance, 2002 does not present itself as a particularly good year for the Group. Sales did not reach previous year levels, nor did profits.

At a second glance the picture changes. The markets for investment goods in the industrialised world continued in reverse gear but, in spite of that, it is a great pleasure for me to report significant progress in so many important fields of Group activity: our Maintenance operations continued to grow, we made significant market entries (China, Japan), we developed and launched new products, we acquired competitors and our market shares grew in many markets.

Our operational efficiency continued to improve as cost cutting continued. Our cash flow hit a new record level.

Still, our financial result was clearly lower. This is a consequence of lower sales but also of increased R&D and M&A spending, i.e. activities intended to improve our future prospects.

The markets for the Group's products and services continued to decline during 2002. In America, we estimate crane markets to be at a level of 50 % of the level of 1998. In Europe, especially the German markets have been hard hit. Shipyards are holding back investments as shipping lines keep their newbuilding programs on hold, harbours do the same.

Capacity utilisation in general is low in many manufacturing industries, the core clients for Maintenance Services. The consequence is less need for maintenance.

It is then quite remarkable to be able to report an orders increase in maintenance field activity of 12 %, whilst total maintenance order growth was 1 % (modernisations shrunk with 23 %).

In Standard Lifting orders were 11.3 % down, which actually signals market share gains. In Special Cranes, orders for heavy duty industrial cranes were up with as much as 12 %, but harbour cranes recorded only 50 % of the 2001 order level (which on the other hand was very high).

In summary, the Group negotiated the rough business climate successfully. Also, in the fierce pricing environment which was the consequence of low markets, we successfully defended our margins.

Considerable efforts were spent on developing our operations. We finished one of our large R&D projects, the container handling crane. The project resulted in a crane design with superior productivity compared to older designs. Several new crane orders comprising the new design were booked and are now under construction.

The R&D project prototypes were commercially sold. The sales price – relatively low for the then new technology – helped mitigate the high development costs. The development costs were booked under Group overheads, and this time constitute the main reason for the overheads increase (the other reason relates to increased M&A spending).

As all Business Areas now possess totally modern and competitive product ranges, we do not see the need for similar large R&D projects during the next ten years. Ongoing R&D spending will, however, continue with a focus shift towards maintenance products and procedures.

The most significant market pioneering work was done in Asia. On November 30, we officially opened our new Standard Lifting Equipment factory in Shanghai, China, after having obtained full Chinese operating licences. Parallel to building the new factory, we have developed a chain of Chinese crane builders/dealers, concentrating on using KCI Konecranes' components in their local crane building activity.

On November 6, we made a break-through in Japan, which is one of the biggest crane markets in the world. We agreed to become a 49 % owner of Meiden Hoist System (of the Sumitomo business sphere) with an option to increase our stake to a majority holding later.

We are very excited about our new growth opportunities in Asia. China, after joining the WTO, experiences rapid growth in her economy. Much of that growth benefits the manufacturing industry and, hence, the crane market. The Japanese market, on the other hand, is at a low level. There are, however, signs of industrial restructuring. We believe that our entry into Japan is well-timed.

In America we continued to fill blank spots on our map. We acquired three local companies, now in the North East and in the

Mid-West. In all, we now run 73 service branches all across the US and Canada.

Internally, several projects were brought to completion, several others continued well on track. The Omniman II, our maintenance management software, was successfully deployed at locations in the U.S. Next will be locations in Canada, the U.K., France and Germany. The organisational change, in which Maintenance is given direct sales responsibility for standard industrial cranes, was extended to the U.K. and Australia. Results were very positive – we believe this new approach to be a contributor to our market share gains. This approach is going to be extended to most other markets within 2003.

The launch of the CXT, the new Standard Lifting design, is now 95 % complete. Because of this new, efficient design we managed to defend our margins successfully during the year. The markets for Standard Lifting were very tough.

At the end of the year, Mr Charles E. Vanarsdall, Group Executive Vice President, and President, Region Americas, officially retired, at the age of 65. During his 20 years with the Group, Chuck has led our American activities from the nucleus R&M acquired in 1983 into today's Konecranes Americas, the undisputed American leader of this industry. We are all indebted to Chuck for his enormous contribution. We will still have the benefit of Chuck's services, now in his new capacity as an advisor to Group management.

All in all, our Group successfully managed its business through a difficult year. Our performance stands in contrast to that of most of the other actors in our market. We are facing the continued market uncertainty with full confidence, with a strong balance sheet, with a good combination of modern service business and new products, and, most importantly, with a highly motivated and efficient personnel. The company is well positioned to participate actively on the buying side in the consolidation of the industry through M&A's.

Following an old tradition, I wish to thank all customers, colleagues and shareholders for a difficult but successful year 2002. Our confidence in a continued success is based on a humble pride for what we have achieved.

Stig Gustavson, President and CEO



Knowledge Management

Knowledge Management refers to managing the skills and abilities in the Group in a way that serves the Group's strategy and goals in the best possible way. Knowledge Management ensures that all employees have the knowledge and skill sets they require to be professional in their work.



Peggy Hansson is responsible for *Knowledge Management at KCI* Konecranes. Her task is to oversee and to remove barriers for information flows between all parts of the organisation: employees, different business lines and research functions. Both technical knowledge as well as more intangible skills such as communication and leadership skills need to be developed. There are several dimensions to Knowledge Management, and in a global company there is the added element of cultural differences to consider. Success lies in connecting all our people and processes worldwide.

Service-ability

The Maintenance Services Business Area dispatches new technical information to a great number of people, in many countries and in more than 15 different languages; and must also collect feedback from the field through this same global network.

Greg Williams is shop electrician for the US Industrial Cranes Group. He works in the assembly and testing of CXT and XL Industrial cranes for the American market. Greg Williams' previous job as a service technician gave him a good understanding of the field side of the business, while his military background provides him with the edge that makes KCI Konecranes rich in human capital.

"Our business is service-oriented and can be difficult. Our customers can be demanding and our schedules can be critical. We must be prepared to deal with all sorts of circumstances. My military training has prepared me with a can do attitude and good discipline – a must in this job."

KCI Konecranes is a company focused on technology. It is extremely important that the employees are dedicated to learning and understanding new products and technologies. Products change fast – maintenance operations need to be current in order to bridge the gap between customer needs and the new product features that the company can provide.

"Today's customers have become more demanding. I do my best to make sure that customers are pleased with the performance *and reliability of their equipment. I need more than just my technical* skills. I must develop and use soft skills that are so important in our business. Those skills include good communication and time management."

The recent recession has encouraged a new way of doing business. Customers are requesting complete modernisation of existing equipment. KCI Konecranes has allocated R&D resources for innovative solutions that update existing products.

"We listen to the needs of the customer, and then relay this market information to the R&D department. This not only creates repair opportunities but it boosts spare part sales as well. In these tough economic times, our customers are looking for more value out of their equipment. The R&D focus has been adjusted to accommodate the present business environment." Greg Williams values his liaison with R&D.



"Cranes are just not what they used to be!"

Communicating technology

We communicate new innovations in advance. Before the customers recognise that a feature is missing, KCI Konecranes has already offered that customer an improvement to their process.

Ralf Baresel holds a dual diploma in engineering and economics. This academic aspect brings two diverse perspectives to his position as Sales Manager for Special Cranes in Berlin.

"My function is two-fold. I deal in-house with issues ranging from calculating technical details of cranes, to the pricing of cranes, to the future development of cranes. I also deal directly with the cus-



tomers. I discuss the products, make offers, and handle the negotiations."

To succeed in the current economic climate, managing the customer relation is crucial. KCI Konecranes takes high priority in thoroughly understanding the challenges of each customer's underlying business. By providing the right solution for the customer, the company can build strong customer partnerships.

"There are many possibilities for a customer. The challenge is in understanding the needs of the customer so that we find the solution that works for him."

To be armed with all of the technical facts is not enough for Ralf Baresel. Especially within Special Cranes, it is important for the customer to know KCI Konecranes and to be comfortable with us as a supplier. When someone buys a crane he will use it for 20–30 years! To build that confidence requires a lot of work.

"Product differentiation is the key. I need to research the competition and their products. I need to explain and prove how our product can add value to a customer's business in comparison to a similar product offered by the competition. KCI Konecranes aims to deliver superior technology coupled with comprehensive maintenance services for every product. I have to convey and remind the customer of that promise. To further strengthen the customer relationship, we maintain a database of customer claims for R&D to use for the development of future product lines."

To be successful in his work, Ralf Baresel does not limit himself. He stretches his knowledge with a blend of technology, business, communication and people skills.

Cross-cultural aspects

Even if we have insight into our product technology and the needs of our customers, we still need to consider the cultural diversity of KCI Konecranes. We work in 34 countries and deal with numerous languages, behavioural patterns and religions; we need to align with all people so that we display appropriate business etiquette. Most recently,

Personnel ▶ The Facts



5000
4000
3000
2000
1000
4052
4044
4463
4401
4441
98
99
00
01
02
Group Staff
Special Cranes
Standard Lifting Equipment
Maintenance Services

At the end of 2002 the Group had 4,441 employees. The net increase in personnel was 40 persons from 4,401 persons at the end of year 2001. In Maintenance Services the number of employees increased by 217 persons or 8.7%, whereas there was a reduction of 180 employees in the new equipment Business Areas.

► Development

Our global base for management development is the KCI Konecranes Academy–program for general management and the Lausanne Leadership Process (LLP) for Group top executives. Additionally, we run a number of local training programs worldwide.

► Initiatives

In 2002, the Group started to elect and reward on a global level "the Initiator of the Quarter in the KCI Konecranes Group". Proposals for the initiatives are brought forward by the Business Area Executives to be decided upon at the management board meetings. The purpose of this program is to encourage initiatives among employees.

► Incentive schemes

A majority of KCI Konecranes' employees participate in bonus or other result dependent incentive programs. The Group has launched three Stock Option Plans (1997, 1999, 2001) targeting managers and key personnel (see option plans on page 52).



we realised this when we opened a new factory in Shanghai – culture is very different in Asia.

Tek Kong Mak has worked for KCI Konecranes in Singapore for 10 years. He is a bilingual Chinese Singaporean. Although educated as a mechanical engineer, he relies on his international business communication skills to make deals. T.K. Mak also worked at the Heavy Components group of KCI Konecranes in Finland for one year.

"In Finland, people are rather reserved. Verbal communication is not a strong point. By far, technology is what the Finns excel at."

T.K. Mak has confidence in KCI Konecranes' technology as being state of the art. This is especially important when negotiating in any market. Product excellence is a secure sell. In almost all of Asia, it is very important to have technologically good references for instance from Germany, Sweden, and the United States.

Singapore is special by the fact that ever since the country became independent in 1965, economical growth has been fast and steady. The society has developed a similarity with the Western European countries in respect to living standards. Business life is transparent – business is dependent on the quality of the products, the price, and the people.

But in many other Asian countries, an indirect way of doing business is commonplace. T.K. Mak refers also to the extra dimension of political and legal knowledge. Knowing how to work with the governments is crucial for continued success.

The rapidly developing Asian economies are demanding ever-higher levels of technology. KCI Konecranes always wants to meet this demand; the challenge is how to communicate this knowledge-intensive technology to all of its new customers from various geographic and culturally diverse areas.

Connecting field to R&D



Communication – the daily challenge for Pekka Päkkilä, President, Standard Lifting Equipment.

"As an engineer, I understand the technology behind our R&D projects. The challenge is translating this knowledge from a technical level into a perspective that our customers can understand. It is my responsibility to collect information and create a verbal picture of our cranes. I need to prove the power of the product features and how it can benefit the customer's operation."

By sitting on R&D project committees, Pekka Päkkilä makes sure the focus of the project stays in touch with customer needs. An R&D project typically starts with leads gathered from both customers and the market. The R&D department then takes this information to build up the product needed. One of the most recent launches is the CXT wire rope hoist line, featuring a performance supervision onboard computer system that improves safety, provides information for maintenance and increases uptime.

"The timing of this project was perfect. The overall market is not so strong – our competition is cutting back. We are actually increasing our product range. KCI Konecranes has found a way to offer added value to its customers by utilising the information gathered from the field and the technical expertise of our R&D team."

Pekka Päkkilä acts as a link between his employees – the sales managers – and the R&D staff. Basically, if the sales department doesn't get it, then the customer won't get it either. It is paramount that no vital information gets lost on its way through the information chain. KCI Konecranes has a good internal structure between the sales and service frontline and R&D.

"We are in the business-to-business industry but also in the people-to-people business. Cranes are a big investment, so it is essential to build up a confidence level between the customer and us. With every order, KCI Konecranes has to deliver a promise of punctuality, service, and reliability. This is the only way for a continuous partnership to exist."

With all the modern technology available to process information, Pekka Päkkilä still concludes:

"At the end of the day, nothing replaces personal contact!"

Innovative training solutions

Training serves as a major channel for the implementation of knowledge. New applications will be at hand for Willem Pelt when the Internet, and in this case, the Intranet runs multimedia tools. KCI Konecranes always wants to be a forerunner and make use of the lat-



est technology. KCI Konecranes has developed an e-learning project together with Hämeen Polytechnic that puts the theory into practice.

Willem Pelt started as a service technician in Holland, moved to Finland to become a trainer. He is currently a process engineer for the development of service and training within the Standard Lifting Equipment group. One of his jobs is to train future trainers. He says he is constantly learning. An electrician by education, he not only has to keep up-to-date on the information coming from his traditional field, more importantly he has to format this new knowledge into effective presentations.

"I must understand what R&D does when they develop, for example, something like the ControlPro, which is actually a control system for monitoring crane safety performance and condition. My real challenge is to structure and package this new knowledge so that the next generation – the trainers who instruct the service people – can forward this knowledge in a valuable manner."

"I do not underestimate the importance of the trainers meeting at KCI Konecranes training centres. A personal touch is always essential. At present, we can create e-learning programs that are more operative in class and which can extend beyond the classroom - when people go back to their daily work."

KCI Konecranes incorporates both e-learning and true video into the educational process. The e-learning program combines video clips, slide presentations, flash animation and service manuals all onto one computer screen. The working language has been English – with plans for several other language versions to follow.

"My work today is more about combining technological skills with new media skills and educational skills. And I am always running against time. Time is a scarce resource, so anything that reduces the gap between new ideas and implementation is worth pursuing."

R & D The Facts

KCI Konecranes keeps all its core lifting related technology closely in its own hands. Core technology includes key mechanical, electrical as well as electronic and software solutions. One major task for our R&D is to develop interactive computer tools to guide users to the right solutions using KCI Konecranes standard and modular products.

Important projects in 2002

- Expansion of **the CXT wire rope** hoist line progressed towards completion.
- The CXT platform technology was expanded to other Industrial Crane components and to the explosion proof hoist range. The number of parts and subcomponents were reduced, while performance ranges were increased.
- **The Crane Reliability Survey** (CRS) is our new systematic and thorough inspection service. The CRS analyses the technical expected lifetime for each component and the crane as a whole. The economic optimum for maintenance and replacements is determined and safety issues are highlighted.
- **DynAPilot** is our new product for control of load sway. Customers benefit from safer load handling and faster operating cycles as the time for the load to stabilise is reduced.

The direct R&D costs in year 2002 amounted to EUR 8.2 million. Development costs are mainly related to key components and new technologies within Standard Lifting Equipment and Special Cranes. As a percentage of related sales, R&D costs were 6%. Additionally, the development and launch of our new container crane technology added EUR 7.3 million in extra spending.

In Maintenance Services human resources development and training take the role that R&D plays for the equipment related business areas.

Maintenance Services – The Grow

Key figures	2002	2001	Change
Sales, MEUR	372.4	365.2	2.0 %
Operating income, MEUR	26.2	24.1	8.7 %
Operating margin, %	7.0 %	6.6 %	
Order intake, MEUR	310.2	307.2	1.0 %
Personnel	2,698	2,481	8.7 %

Part of Group Sales



Our local service network, ProKranService, now operates 12 service depots in all parts of Germany. Mr Martin Minderlein, Service Supervisor at our branch in Ansbach, plans inspections and modernisation activities in his area. He is an industrial electrician with special knowledge on all kinds of radiomatic systems, including load systems, indicators, displays and inverters.

Activity overview

KCI Konecranes Maintenance Services consist of all activities related to keeping cranes available for safe, reliable and uninterrupted service. Key products are inspection services, preventative and predictive maintenance, spare part services, potential failure detection and elimination, performance upgrades and large modernisations. Trouble shooting as well as on-call services are also performed, but our focus is always on preventative maintenance and elimination of potential future trouble.

Maintenance Services form long-lasting customer relationships, in the form of ongoing maintenance agreements with customers. Today, over 200,000 cranes contractually receive regular maintenance. Contracts are normally ongoing, with annual adjustment clauses. Our contract customer retention rate is high.

In 2002 a new product, the CRS (or Crane Reliability Survey) was added. The CRS is a systematic and thorough inspection service, in which a customer's equipment is checked over a time period

th Motor

in a formalised way. The CRS determines both the technical expected life (or the SWP, the Safe Working Period) for each component and the crane as a whole, as well as the economic optimum for scheduled maintenance and replacement.

Maintenance is performed on all types of industrial and harbour cranes. Today, approx. 80 % of all cranes under maintenance contract have not been manufactured by KCI Konecranes.

The bulk of our maintenance base are cranes typically found within the steel industry, the paper industry, the automotive industry, the shipyard industry, the power generation industry and generally in the manufacturing industries. Today we reach our industrial customers through more than 270 branch offices, in more than 30 countries.

Harbour and shipyard cranes, maintained through our separate KCI Koneports network, form an increasingly important business sector. In 2002 in its second year of operation, our Koneports' reach was expanded into the Benelux countries and to river terminals in Frankfurt, Germany. The KCI Koneports network covers Finland, Sweden, Germany, the Benelux countries, France, USA, Malaysia, Indonesia, China, Singapore, Ukraine, Russia and the Baltic countries.

Plant equipment, typically milling, turning, boring and other machining tools, welding lines etc. within the mechanical, metals and electrotechnical industry, are being maintained within our special Plant Services network. Until now operative only in Finland, Plant Services will gradually be expanded also to other countries. In 2002, the Plant Services operation was the fastest growing unit within Maintenance Services.

Synergies with other Business Areas

Both Special Cranes and Standard Lifting Equipment Business Areas have strong links to Maintenance. Naturally, direct access to one of the world's largest and most technically advanced crane companies is a strong asset for our maintenance operations.

We have systematically acquired the engineering assets of other crane companies, and we are now capable of producing original spare parts for more than 40 other crane brands.

KCI Konecranes has the full capability, including all legal rights, to provide original spare parts for the following brands: Action, Asea, Breva, Browning, Burlington Engineering, Caillard, Carruthers, CGP, Cleveland Crane, Crane Manufacturing, Cranex, Donges, Ecalevage, Euclid, Finox, F.T.Crowe, Hvilans, Intransmas, Kranco, Kone, Kulicke, Landel, Lypta, MCL, Noell, Northern, Overhead, Provincial, R&M, Schippers, Shepard Niles, Sowitsch, SWF, Trost & Hilterhaus, Verlinde, Wisbech & Refsum.

More importantly, our thoroughly modern crane technology gives us the ability to provide genuine problem elimination: where an older technical solution requires constant inspections and spare parts service to combat excessive wear and tear, modern materials or changed designs may often drastically reduce or completely eliminate the need for constant repairs. This 'Performance parts' service is not yet, however, available through all our maintenance outlets.

Starting in late 2001, our maintenance branch office network in North America began serving as sales outlets for Industrial Cranes (part of Standard Lifting Equipment). Solid customer relationships developed in the service sector have created a logical channel for sales of new equipment. In 2002, we duplicated this approach in Australia and the U.K. with very good results. As of 2003, Industrial Cranes with under 20 tonnes of lifting capacity and related industrial products, will primarily be distributed through our service outlets world wide.

In most markets, a well established maintenance presence is a prerequisite for selling large cranes. Service expansion therefore has worked hand in hand with new crane sales in conquering new markets.

Needless to say, our maintenance operations serve as a prime source of information for our R&D activities providing direct experience from both our own and also our competitors' cranes under real working conditions.

Market overview

From a Scandinavian base, the Maintenance Service concept was taken to the U.S. and Canada in the 1980's. Save for some earlier efforts, the European markets for maintenance have been actively pursued from the beginning of the 1990's. Starting from the U.K.,

Maintenance Services – The Growth Motor

then France and Benelux have been developed, and since three years, also Germany. Our Austrian and Australian presence, as well as our presence in Singapore and a certain presence in Malaysia were also developed early.

In other parts of Asia Pacific we have limited our maintenance operations to spare parts services. The operational tradition in many Asian countries does not yet seem to support our main business concept with its focus on prevention. Instead, local tradition usually calls for repair only when broken.

The western industrial markets remained low during the whole of 2002, with utilisation rates in most important customer segments falling. With lower utilisation, maintenance needs also are lower. Nevertheless, Field Services grew strongly. Modernisations and upgrades saw their business volumes decrease. The Modernisation business seems to follow more the pattern of general investment activity and not the overall growth pattern in Field Services.

Growth strategy

Outsourced maintenance is a genuine growth business. This was again clearly demonstrated in 2002, when, in spite of decreasing customer plant utilisation rates, the Group managed to grow its Field Services orders with 12 %. Of this growth, some 2 %-points came from three acquisitions that were made late in the year: Burlington Crane (Boston, Mass.), Crane Manufacturing & Service (Milwaukee, Wis.) and Shepard Niles (Montour Falls, NY). These acquisitions will yield their full contribution (6–7 % on total Maintenance sales) during 2003.

During 2002 we also prepared ground for new organic startup branch offices in North America, Australia, France and the U.K.

The bolt-on acquisition strategy will be continued into 2003. Modernisation markets stabilising, the Group is well positioned for a strong growth in 2003.

Performance

Maintenance Services Sales was EUR 372.4 million, up 2 % from EUR 365.2 million in the year 2001. Operating Income amounted to EUR 26.2 million, up 8.7% year-on-year from EUR 24.1 million. The operating income margin grew from 6.6% to 7.0%.

Profitability improved mainly due to improved operating efficiency and improvements in the quality of operations. At 9 % in Q4/02, the Operating Income margin reached the Group's short term goal (over 8%).

Maintenance Services developed favourably during the year; Field Services, the core of Maintenance Services, grew clearly year-on-year, orders were up 12% and sales up 6%, whereas the activity in modernisation projects decreased, orders were down by 23% and sales by 17% as customers postponed decision making. The project type business within Maintenance Services decreased to below 20% of total Business Area sales. The development is a logical consequence of the general development in the main markets.

The Order Intake was EUR 310.2 million, up 1.0% from EUR 307.2 million in year 2001.

The Maintenance services agreement base developed favourably both in terms of units and in value. The number of cranes in the contract base increased by 12% year-on-year to 208,270 cranes at the end of 2002.

Future prospects

There are no signs of an immediate increase in customer plant utilisation rates, which would increase the demand for Maintenance Services. However, if markets remain at a low level with no new capacity increases or replacement investment into production machinery the consequence will be an increase in the demand for repair and maintenance services.

The core of Maintenance Services, Field services developed favourably in every aspect during 2002. We do not foresee any reasons for this development not to continue.

The opportunities for accelerating growth through geographical expansion and acquisitions are good.

Order Intake


MEUR
400
350
300
250
200
150
100
50
228
234
301
307
98
99
00
01
02
* including group internal
** excluding service contract base

Sales


MEUR
400
350
300
250
200
150
100
50
260
275
342
365
98
99
00
01
02
* including group internal

Operating Income


MEUR
30
25
20
15
10
5
20.8
19.4
21.3
24.1
98
99
00
01
02
* before group costs and consolidation items



KCI Konecranes' harbour crane maintenance business, KCI Koneports, is rapidly increasing in importance for new crane sales. In the picture, Jukka Tukia, Service Engineer, inspects the electric panels in a RTG controls room.

Standard Lifting Equipment – Tech

Key figures	2002	2001	Change
Sales, MEUR	204.5	244.9	-16.5 %
Operating income, MEUR	19.5	29.2	-33.2 %
Operating margin, %	9.5 %	11.9 %	
Order intake, MEUR	203.2	229.2	-11.3 %
Personnel	949	1,109	-14.4 %

Part of Group Sales


26%


KONECRANES
20T

In 2002, the expansion of our CXT wire rope hoist line, the first genuinely new hoist technology in decades, progressed towards completion. In the picture, a 20 tonnes double girder CXT trolley.

Activity overview

The Standard Lifting Equipment range consists of lifters and lifting mechanisms ("hoists") with a lifting capacity between 100 kg and 100 tonnes. We differentiate technically between chain hoists and wire rope hoists. Chain hoists cover the lower range up to 2 tonnes of capacity. Wire rope hoists on the other hand normally have a capacity of 3–5 tonnes but standard hoists go to 20 tonnes capacity. For higher capacities, small production numbers force most competitors to use purpose built special designs. Our larger production numbers warrant a profitable scale production of hoist of up to 100 tonnes capacity.

The Standard Lifting Equipment offering also comprises the steel structures, the cranes which are needed in most lifting applications, together with a wide range of auxiliary equipment. In aggregate, the hoists represent approx. 50 % of total Standard Lifting Equipment Business Area sales.

Typically in a small crane, the hoist and other components rep-

nology Leadership

resent on average 70% of the total value, in a big industrial standard crane the hoist and components may carry 50% of the value.

There are few other types of equipment that can fulfil the same functions as efficiently and economically as a standard overhead travelling crane, but in some applications equipment such as fork-lift trucks or scissor tables can be seen as competing solutions. In certain applications even industrial robots may represent a viable solution.

Focus on technology

Over the years, KCI Konecranes has created a track record of a number of industry firsts. The most recent innovations are included in the CXT hoist design, first introduced in March 2000.

It features the most compact design in the hoist market, the highest productivity performance (due to its stepless control functions – a standard feature – load positioning is fast and accurate) and has a superior safety embedded in its design.

As a modern design, the CXT was conceived to yield lowest production costs. The whole range up to 100 tons is covered with only four frame sizes. The resulting scale in production allowed us to economically use production technologies better known in the automotive industry. Production economy is reflected in the good margins development in the Business Area.

During 2002 we completed and deployed our new Standard Lifting Equipment factory in Shanghai, China. The factory must be seen mainly as a vehicle for the entry into the highly interesting Chinese market, but it also gives us access to high quality Chinese component sourcing. We have so far been very impressed with the high level of competence available to us in China, and are pleasantly surprised by the cost level in this country. As we now have included China into our international procurement network, we will be in the position of strengthening our competitive position even further.

Market overview

Western markets for industrial investment goods remained very weak throughout the year. In North America, the markets for industrial cranes and hoists were at 50 % compared to the situation a few years ago. In Europe, especially the German market was hard hit, with very low investment levels.

In Western Europe, in France and the UK in particular the market remained at or about the level of the previous year. Also in Northern Europe the market was stable.

Our traditional markets in Asia Pacific remained low, with a certain stabilisation.

During the year, our new factory in Shanghai, China became operative. We had started marketing our Standard Lifting product range already in the year 2000, but the support of a national production centre, complete with product exhibition and training facilities, boosted our order intake considerably. Our Chinese new orders rose significantly during the year, and the rapid growth continues.

Our small crane and hoist (chain hoist) activities, which are headquartered in France, posted a strong growth year, with a 34% growth in production value. The success is a result of our continuous endeavours to increase price competitiveness through production efficiency as well as dedicated marketing efforts.

Our multi-brand strategy, new market entry into South Korea, new product launches and better coverage in the important U.S. market are all factors contributing to the success.

Growth strategy

The last two or three years have meant a significant decline in the markets for production equipment in the western world. Also long term growth prospects in these mature markets follow GDP development, possibly with an additional growth related to rationalisation actions. (Rationalisation of production often means bigger lot sizes, faster production line speeds, completely new factories, all of which trigger the need for new and more powerful handling equipment.)

In this environment our growth strategy rests on four pillars: technical innovation, growth through better market penetration amplified via our maintenance services presence, geographical expansion and acquisitions.

Standard Lifting Equipment – Technology Leadership

During 2002 we exhibited a high level of activity in all four areas. With the new CXT technology we were able to increase market shares in an otherwise very much contracting market.

In 2001, we first introduced in the U.S. a new approach in marketing standard lifting equipment. We gave Maintenance Services the direct sales responsibility for standard lifting equipment up to 20 tonnes of lifting capacity. During 2003 most of our other markets will start operating in this way, and thereby let good continuous customer relationships and good local coverage, developed through maintenance, also benefit our equipment sales.

In 2002 our biggest geographical expansion took place in China and Japan. In November our Shanghai standard lifting equipment factory was officially opened. That factory alone represents a huge improvement in our visibility in the Chinese market. Parallel to building the factory we have also in China developed a chain of dealers/designated crane builders, local crane builders focusing on KCI Konecranes technology and componentry. In three of these, Shanghai High Tech Industrial Crane Co. Ltd., Guangzhou Technocranes Company Ltd. and Jiangyin Dingli High Tech Industrial Crane Co. Ltd., we have agreed to take a minority equity position.

The new plant in Shanghai will function as a hub for our Asia-Pacific activities outside China.

In 2002, we succeeded in creating a bridgehead in Japan. Our new joint venture company (in which we have a 49% equity stake with an option to increase our share) will become operative in 2003. Presently on a low level, Japan is still one of the biggest markets for standard lifting in the world.

On the acquisitions front we did not meet our targets. However, three companies, all in America were acquired. All of the three will benefit both Maintenance Services and Standard Lifting Equipment. The new members in our family strengthen our presence in the important North East corner of the U.S. market and in the Mid-West area.

Performance

Standard Lifting Equipment Sales was EUR 204.5 million, down by 16.5% compared to EUR 244.9 million at year end 2001. The Operating Income was EUR 19.5 million, down by 33.2% compared to 29.2 million at yearend 2001. The Operating Income margin decreased from 11.9% to 9.5%.

Our Operating margin target for the Business Area is 12% on sales.

The decrease in profitability was mainly caused by lower sales volumes and to some extent lower sales prices. However, the profitability was well supported by cost cuttings and other efficiency improvements, the new wire rope hoist line and a clear growth in chain hoist sales. The net decrease in personnel in the Business Area was 160 persons or 14.4% of the workforce compared to yearend 2001.

Our efforts to improve efficiency continued. In the development of the new hoist line the largest frame size is becoming complete for market launch. Over 91% of all hoist orders and over 70% of deliveries are for the new line. Costs related to the development, production and launching of the new hoist line included in the Business Area costs amounted to EUR 1.3 million compared to EUR 1.4 million in 2001.

The Order Intake was EUR 203.2 million, down 11.3% compared to EUR 229.2 million in 2001. The decrease in orders was smaller than the decrease in sales. The order backlog stayed at approx. the level as in the end of year 2001.

Future prospects

There are no clear signs of growth in the European and American markets. In Asia, however, the development is good, and growth is driven by the Chinese market.

The Group's expansion in China, market entry into Japan, new wire rope hoist line and the increased use of the Maintenance Services for the distribution of products will support the development of Standard Lifting Equipment in a challenging environment. Actions for further efficiency improvements will continue.

Order Intake



MEUR
300
250
200
150
100
50
204
215
257
229
203
98
99
00
01
02
* including group internal

Sales



MEUR
300
250
200
150
100
50
206
219
253
245
205
98
99
00
01
02
* including group internal

Operating Income



MEUR
30
25
20
15
10
5
21.2
21.5
22.5
29.2
19.5
98
99
00
01
02
* before group costs and consolidation items



KONECRANES

As a modern design, the CXT was conceived to yield lowest production costs. The whole range up to 100 tonnes is covered with only four frame sizes. In the picture a 5 tonne CXT hoist.

Special Cranes – Performance Ex

Key figures	2002	2001	Change
Sales, MEUR	209.2	227.3	-8.0 %
Operating income, MEUR	16.7	17.1	-2.3 %
Operating margin, %	8.0 %	7.5 %	
Order intake, MEUR	154.9	209.6	-26.1 %
Personnel	685	705	-2.8 %

Part of Group Sales

27%



Our heavy industrial cranes business landed major orders during the year, including two AC-powered hot-metal cranes to Nucor Corporation. In the picture an example of a Heavy Industrial Overhead Travelling crane used in process industry.

Activity overview

Our special Cranes Business Area is uniquely positioned in the world of materials handling. It combines on one hand a deep presence in the market for heavy industrial cranes with a role as a specialised supplier to harbours and shipyards.

Both of these activities rely on a joint base of technology, both in mechanical componentry and control technology. Our market share in heavy industry probably makes us the largest producer in the world.

Our strategy combines centralised scale manufacturing of high value added parts at one location with local fabrication of steel structures at our own or subcontractor's sites near the end user. Together, our market position and very competitive cost structure has secured our continuing success in this market. Our increase in new orders for heavy industrial cranes during 2002, + 11.9 %, against the backdrop of a very low market for investment goods, is good proof of our concept.

cellence

Our approach is, however, not an approach of lowest price. Our *lifting solutions target low total cost over the economical lifetime of* the equipment. As a consequence, we consistently use technical solutions, which do not necessarily represent the lowest cost available, *but lead to longterm reliability and low overall costing.*

In harbour and shipyard cranes our market shares generally are smaller. Also here, we are able to benefit from our scale in component production achieved through our heavy industrial cranes activities. We have been able to successfully compete, also against the new actors in this market, the Chinese manufacturers. Indeed, we have been successful in China, in their own home market.

In harbour and shipyard cranes we follow the same concept as we do in the industrial sector: focus is on total costs over the economical life of the cranes, original investment, operating costs and maintenance costs together. We combine the total costs approach with a focus on performance for best total productivity for the user.

From a competitive point our strategy is clear: in industry, our competitors are fragmented, lacking the scale and profitability needed if they wish to seriously threaten our position. With more and more awareness developed for the Konecranes brand worldwide, and with an increasing acceptance of total life time costing and productivity, there is little hindrance for a continuation of the present development.

In the harbour and shipyard sector, the development is similar, but still in its infancy. In certain sectors, most notably container handling, we have seen our productive Rubber Tyred Gantry crane (RTG) becoming a total success with growing market share, in spite of being positioned at the very high end of that market.

In Special Cranes, the business cycle, from first contact between potential client and producer, over the order, manufacturing, shipment, installation, running in and finally, end of the warranty period can easily stretch over several years, sometimes up to five years or more. This is the reason why our Special Cranes performance lags that of our Standard Lifting Equipment. Both Business Areas have been through a radical development. New products, new features, new production methods, more efficient procurement procedures mean increased efficiency. In Standard Lifting Equipment results are *already visible. In Special Cranes we must let developments mature.*

Focus on technology

The large container crane development project is a good example of our R&D approach. For container handling the cycle time for handling one box to or from the ship is essential. Increasing the crane speed is naturally one way to go. However, more speed also means more power, heavier structures and, potentially, more damage to the cargo.

We found other ways: reducing all auxiliary non-productive time, such as spreader positioning, locking, waiting time for sway suppression etc. With the new BoxHunter® Ship-to-Shore container crane design, we were able to cut up to 20 % from cycle times.

Here, as in so many other examples, focus lies in the immense potential in modern control technology.

The Group is fully committed to safeguard and increase its lead in modern crane control technology. Concentrating our resources to Finland serves us well, as Finland exhibits a world class high-tech educational infrastructure.

The markets

We saw a tremendous variation in sales to key industry sectors worldwide. The pulp and paper sector was strong in the U.S. and Canada and stable in Asia-Pacific and parts of Europe.

The steel sector remains flat overall but has resulted in major orders this year for KCI Konecranes. One order included multiple induction AC powered hot metal cranes to the steel company Nucor Corporation in the U.S. The design is proven in Europe, but Nucor will be the first to use it in North America. This landmark transaction should position in favourably when the steel market recovers.

The automotive industry is showing signs of near-term recovery as orders also from suppliers to manufacturers such as Honda, Toyota, General Motors and others increase. KCI Konecranes is firmly entrenched in the automotive sector, enjoying top-tier status with many of the largest automotive manufacturers and their suppliers.

Special Cranes – Performance Excellence

In harbours and shipyards orders were down from previous years' levels. The market is overshadowed by uncertainty related to world politics. However, KCI Konecranes managed to win several important orders in all parts of the world.

Growth strategy

The biggest growth motor for Special Cranes has been our Maintenance Services business. Through Maintenance, we stay in constant contact with our customers. Through Maintenance, we learn to know our customers' wishes and needs, facts that prove very valuable in designing new cranes.

In harbours our Maintenance presence is still in its infancy. Two years ago we started our dedicated KCI Koneports harbour crane maintenance business unit. With increasing size, Koneports is becoming an important tool for harbour crane growth.

Our classical growth motor, technical strength, is in good shape. Present trends, with focus on productivity enhancing modern control technology, are very favourable for the Group.

Performance

Special Cranes Sales was EUR 209.2 million, down by 8.0% from EUR 227.3 million in 2001. Operating Income amounted to EUR 16.7 million, with a decrease of only 2.3% compared to EUR 17.1 million in 2001. The Operating Income margin grew from 7.5% to 8.0%.

The Group's Operating margin target in Special Cranes is 10%. The target was reached only in Q4/02.

The profitability improved due to improved cost efficiency, but it was burdened by lower sales volumes.

Order Intake amounted to EUR 154.9 million, which is EUR 54.7 million or 26.1% less compared to yearend 2001.

Orders for harbour and shipyard cranes decreased over 50% year-on-year as customers hesitated and postponed decision making. Instead orders for large overhead travelling cranes mainly to the paper, primary metals and power industries grew by approx. 11% year-on-year, although slowness in decision making was also seen in these segments.

The order backlog at the end of the year was approx. one third down year-on-year, but still remained at a level that secures good capacity utilisation, even without new orders, for 6–8 months ahead. However, there are big variations between countries and operating units.

Several efforts targeting enhanced efficiency are going forward in the Business Area. The net reduction in Business Area employees was 20 persons or 2.8%.

Future prospects

In the year 2002, the Group saw slowness in decision making both in the North American and European markets. Mostly for this reason Special Crane orders decreased clearly compared to the previous year. Although the order backlog was at year end approx. one third lower compared to last year, it still secures good operating levels for 6–8 months ahead.

The Group's new competitive products combined with a relatively strong order backlog and a high inquiry level should lead to increasing sales numbers. Operational efficiency will be further increased by rationalising capacity utilisation, lowering delivery times and by increasing further outsourcing of lower added value structures and components. These actions will support margins enhancement. The market environment is highly dependent on world politics. Our planning assumes no improvements from the situation of 2002.


Order Intake
MEUR
300
250
200
150
100
50
158
139
284
210
155
98
99
00
01
02
* including group internal


Sales
MEUR
250
200
150
100
50
185
158
190
227
209
98
99
00
01
02
* including group internal


Operating Income
MEUR
20
15
10
5
16.4
12.4
13.8
17.1
16.7
98
99
00
01
02
* before group costs and consolidation items



Repeat orders in 2002 confirm the technology leadership for Konecranes Rubber Tyred Gantry Cranes (RTG). Since introduction of the new design it has been a clear market leader.

BOARDS REPORT

Business development

Against a backdrop of low investment spending and low utilisation rates Maintenance continued its growth, and the other Business Areas held their positions well. Business Areas successfully defended their Operating Income margins, and our market shares increased. Group income shrunk, but due to continuous cost cutting, less than the sales decline would suggest. Forward looking actions in R&D and M&A increased, also taxing income.

In 2002, Group Sales was EUR 713.6 million and the Operating Income was EUR 37.6 million. Group Sales decreased by 5.6% and Operating Income by 32.0%. Due to strong cash flow the financing costs decreased further. The Net Income was EUR 24.6 million, which is a decrease of 30.2% compared to 2001. Earnings per share decreased by 29.6% to EUR 1.69.

Sales

Group sales were EUR 713.6 million, which is EUR 42.7 million or 5.6 % lower compared to EUR 756.3 million in 2001. There were considerable variations between Business Areas and Regions. Maintenance Services sales grew, especially the Field Service activities, but Sales decreased in the new equipment Business Areas. Among regions Europe was stable, while Sales decreased in the Americas and Asia-Pacific.

Profitability

The Operating Income was EUR 37.6 million, which is 32.0% less compared to year 2001 (2001: EUR 55.3 million). The Operating Income margin was 5.3% compared to 7.3% in 2001. Profitability improved both in absolute terms and as a percentage on sales in Maintenance Services. In Special Cranes, the margin percentage improved, but the operating income decreased in absolute value. In Standard Lifting equipment, both the percentage and the absolute value decreased. This was mainly a consequence of lower sales. In *Special Cranes the Operating Income margin improvement was related to costs* decreasing faster than sales. In 2002 the Operating Income was not affected *by any significant one-time gains. Instead it includes one time costs of EUR 7.3* million relating to one particular development project and its launch. The first two cranes of this new technology were delivered and taken into operation during the year 2002. Also M&A spending increased.

Group Operating Income before goodwill amortisations (EBITA) was EUR 40.9 million or 5.7% on Group Sales (2001: 7.9 %). The Operating Income before all depreciations and amortisations (EBITDA) was EUR 53.1 million or 7.4% on sales (2001: 9.4%).

The net of financing costs and income was EUR 1.1 million, which is less than half of the EUR 2.8 million costs in 2001. Income Before Taxes was EUR 36.5 million or 5.1% on sales (2001: EUR 52.4 million and 6.9% respectively). Income taxes were EUR 11.8 million, which is a decrease of EUR 5.3 million compared to 2001. The effective tax rate was 32.5% (2001: 32.7%). *Net Income or profit after taxes decreased with EUR 10.7 million or by 30.2%* to EUR 24.6 million.

The Group's Return on capital employed was 17.8% compared to 24.3% in 2001. In spite of lower sales there was no deterioration in the capital rotation rate. Return on equity was 14.2% compared to 22.0% in 2001. The decrease was mainly due to lower Net Income.

Group profitability improved clearly during Q4/02 compared to preceding quarters. However, compared to Q4/01 Sales was 7.3% lower and the *Operating Income 20.9% lower. In Q4/2002 the Operating Income margin was* 8.4% (2001: 9.8%). The Operating income during Q4/02 was in absolute terms on the same level as Q4/01 corrected for one-time items.

In the beginning of the fiscal year 2002 the Group implemented the "percentage of completion" method ("POC accounting") in sales revenue recognition on all long term crane and modernisation projects. POC accounting had earlier been applied only in harbour and shipyard crane contract accounting (= Konecranes VLC Corp.). In all other projects revenue recognition in full took place only at completion of the delivery. Also the Group started to account for certain finance leasing contracts as if the assets had been acquired. These changes are part of the implementation process to comply with International Accounting Standards (=IAS). These accounting changes, however, had only a marginal effect on the balance sheet and the statement of income and do not *significantly affect the comparability between previous years' numbers.*

Cash flow and balance sheet

Cash flow from operations was all time high at EUR 66.3 million, which is an increase of EUR 23.3 million or 54.1% compared to year 2001. The cash flow per share grew by 55 % from EUR 2.93 to EUR 4.54. With increasing rotation, the level of net working capital is now 16.2% on Group sales compared to 18.2% in 2001.

The cash was used to cover capital expenditures including acquisitions (in total EUR 21.1 million), to repurchase the Company's own shares (EUR 9.9. million), to dividend payments (EUR 13.2 million). Additionally, interest bearing and other debts were reduced by EUR 22.4 million.

The Group's net interest bearing borrowing was EUR 33.0 million at year end, corresponding to a gearing level of 19.1% (2001: EUR 50.1 million and 28.9% respectively). Group solidity increased to 45.5% from 41.4% in 2001.

At year end the Group's EUR 100 million back-up facility was totally unused.

Currencies

Some currencies, mainly the weaker US dollar/euro relation had some effect on the development of Orders Received and Sales. At unchanged currency rates Group order intake decreased by 9.3% and Sales by 4.0% (reported figures 11.8% and 5.6% respectively). Currency rate changes had only a marginal effect on Group Net Income.

The average consolidation rates of some of the most important currencies developed as follows (currency/euro):

	2002	2001	Change %
USD	0.94573	0.89599	-5.26
CAD	1.48420	1.38670	-6.57
GBP	0.62887	0.62193	-1.10
SEK	9.16070	9.25580	+1.04
NOK	7.50820	8.04790	+7.19
SGD	1.69150	1.60400	-5.17
AUD	1.73780	1.73240	-0.31

The Group continued its currency risk policy of hedging all transactions in non-euro currencies. Hedging was mainly done through forward exchange transactions. Currency risks are hedged on average one year ahead.

Order intake and order backlog

Group Order Intake (excluding the service contract base and renewed service contracts) was EUR 598.9 million. Orders decreased by EUR 80.2 million or 11.8 % (with constant currency rates the decrease was 9.3%).

EUR 54.7 million of the decrease was seen in Special Cranes, where the order intake decreased by 26.1%. Harbour and shipyard crane orders decreased over 50% mainly due to customers postponing their investment decisions. In 2002 no super large harbour projects were booked, whereas the numbers one year ago included one single large order for onboard shipboard gantry cranes worth EUR 32 million. Other Special Crane orders, especially to the power and various process industries increased by approx. 12%.

The order intake in Standard Lifting equipment also decreased with EUR 26.0 million or 11.3%. Compared to 2001 the decrease was clearly smaller in the second half of the year, but the Order Intake did not yet turn into a growth mode.

The order intake in Maintenance Services grew by 1.0%. The development varied between services products. The order intake in Field Services grew 11.8% year-on-year, but orders for modemisation and large upgrades decreased by 22.9%. Modernisations and upgrades accounted for less than 20% of Business Area sales at yearend. Cranes under maintenance agreement increased by 12% y-o-y and amounted to 208.270 cranes. The monetary value of the service contract base also developed favourably. The growth was approximately 4%.

In geographic terms the fastest growth within the Group was recorded in China. In Europe the development was stable with the exception of Germany, where order intake decreased further due to a shrinking market. Group Order Intake in the Americas decreased by 5% y-o-y, but turned to clear growth in Q4/02, up 30% compared to Q4/01.

The value of the order backlog at yearend 2002 stood at EUR 206 million which is EUR 73.7 million or 26.3% less than it was at yearend 2001. The order backlog consists mainly of Special crane orders which, in spite of the decrease secure a good operational level 6-8 months ahead. In Standard Lifting Equipment and Maintenance Services the order backlog decreased slightly, but in these Business Areas the order backlog does not give guidance in the same way as it does in Special Cranes. Our target is to minimise both delivery and response times.

Investments

Group investments into tangible assets (excl. acquisition related investments) were EUR 12.9 million (2001: EUR 10.0 million). Most of the investments were replacement investments targeting machinery, information technology and facilities. The investments were aimed at improved efficiency. Investments into intangible assets (excl. acquisition related investments) were EUR 1.0 million (2001: EUR 1.3 million).

Total investments exceeded the level of depreciations of related assets by approximately EUR 1.7 million.

Research and development

Total direct R&D costs were EUR 8.2 million, up with 6.5% from EUR 7.7 million at year end 2001. This represented 2% of new equipment business area Sales, but almost 6% of the value of related component and key technology production. Additionally, EUR 7.3 million was spent on the development of the new container handling technology.

Again, R&D costs were mainly related to the development of electrical and electronical components as well as mechanical features. A new focus area for R&D is the development of technical tools used in Maintenance Services.

Human resources development

The Group continued its training and development efforts. The KCI Konecranes Academy, with its focus on middle management and experts continued according to plan. The development program for top executives together with IMD (Lausanne, Switzerland) continued. The training efforts in the Group's new products and technologies continued. The Group invested some 9,000 training days in personnel training and development.

Personnel

At the end of 2002 the Group had 4,441 employees. The net increase in personnel was 40 persons from 4,401 persons at the end of year 2001.

In Maintenance Services the number of employees increased by 217 persons or 8.7%, whereas there was a reduction of 180 employees in the new equipment Business Areas. During the year 140 persons joined the KCI Konecranes Group through acquisitions. The average number of employees during year 2002 was 4,396 persons (2001: 4,434).

Insurance

The Group continuously reviews its insurance policies as part of its overall risk management. Insurances are used to provide sufficient cover to all risks that are economically or otherwise reasonably insurable. As the insurance market has sharpened the Group has intensified the use of other risk management methods within its units.

Litigation

The arbitration process in Stockholm between Baan Company N.V. and KCI Konecranes International Plc continues but progress in the arbitration has been slow. Final hearings are now expected to be rendered at the end of year 2003. KCI Konecranes claims damages from Baan and Baan has a counterclaim against KCI Konecranes. The Consolidated Balance Sheet includes a receivable (approx. EUR 14.0 million) relating to costs for the project. KCI Konecranes' claim exceeds the amount that has been included in the Balance Sheet. Baan's counterclaim is slightly below that amount. KCI Konecranes has taken a number of precautionary measures in the Netherlands against Baan Company N.V. and Invensys International B.V..

During 2002, Invensys International B.V., Baan Development B.V. and BAAN USA, Inc. initiated a lawsuit against KCI Konecranes and its U.S. subsidiary Konecranes, Inc. and Novasoft Information Technology, Inc in the United States District Court of the Northern District of California. Invensys/Baan claim, among other things, an unspecified amount of damages, to be proven at trial, but which the Plaintiffs state to believe not to be less than USD 50 mil-

BOARDS REPORT

lion and punitive and treble damages for an alleged breach of contract and various other alleged acts. KCI Konecranes considers the dispute to relate closely to the above mentioned arbitration proceedings pending in Stockholm and has asked the claims to be dropped or assigned to the arbitration process. The first hearing in this matter has been held, but the decision has not been rendered.

At year end the Group did not have any other pending legal processes or business claims with material effect.

Group structure

On March 5, 2002 the Group agreed to acquire the hoist and cranes business of Shepard Niles, Inc. of Montour Falls, New York, USA. At the end of March 2002 the Group finalised the acquisition and Shepard Niles was consolidated into Group figures starting from 1 April, 2002.

On June 3, 2002 the Group acquired the crane and maintenance business of Burlington Engineering Division (Boston, Massachusetts, USA). The business was included in Group figures as of the purchase date.

The acquired businesses strengthen our position in the North East corner of USA and expand our sales and service market coverage.

On October 16, 2002 the Group acquired the assets related to the replacement parts and service business of Crane Manufacturing & Service Corporation (CMS) in Milwaukee, Wisconsin. CMS was included in Group figures as of the purchase date. Additionally, the Group acquired the business assets of some minor companies mainly in Finland. Altogether, the acquired businesses will add to Group annual sales approximately EUR 15 million.

On 6 November 2002, the Group signed an agreement with Meidensha Corporation of Japan (the Sumitomo sphere) to become joint venture partners in their subsidiary, Meiden Hoist System Company Ltd, targeting the Japanese hoist and crane market. The Group will become a 49% shareholder in the joint venture with a further call option to increase its share to 65%. Meiden is the oldest hoist brand in Japan. With annual sales of EUR 17 million, Meiden has a 10% market share in Japan. Meiden Hoist System will become operative under the JV agreement during Q1/03.

Our standard lifting equipment factory in Shanghai, China started operations. To accelerate the penetration of our hoists and cranes, KCI Konecranes entered into three joint venture agreements in which the Group will have a minority equity position as well as also other co-operation agreements with no equity involvement.

The Group will continue to pursue new acquisitions and other forms of co-operation.

Share price performance and trading volume

KCI Konecranes' share price decreased with 18.28% during year 2002 and closed at EUR 23.29 (2001: EUR 28.50). The year high was EUR 36.83 (2001: EUR 38.46) and year low EUR 19.80 (2001: EUR 25.00). During the same period the HEX All-Share Index fell 34.41%, the HEX Portfolio Index by 16.68% and the HEX Metal & Engineering index by 4.06%.

Total market capitalisation was at year-end EUR 333.2 million (2001: EUR 427.5 million), the 33rd largest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 11,938,647 shares of KCI Konecranes, which represents 83.44% of the outstanding shares. In monetary terms trading was EUR 343.1 million, which was the 23rd largest trading of companies listed on Helsinki Exchanges.

The company's own shares

KCI Konecranes International Plc repurchased 300,000 of the Company's own shares in 1999 and an additional 391,370 shares in year 2002. The nominal value of shares in the company acquired by the company amounted to EUR 1,382,740. The shares represented 4.6 % of the company's total number of outstanding shares and voting rights. An Extraordinary General Meeting held on December 20, 2002 decided upon an invalidation of the shares. The aggregate purchase price of the invalidated shares was approximately EUR 17.4 million. On December 31, 2002 the decrease in share capital was entered into the Trade Register. Since the share capital was decreased through an invalidation of shares in the company owned by the company, the invalidation of shares did not affect the distribution of voting rights in the company. The invalidation of the shares increased the portion of the share capital held by other shareholders accordingly.

At year end the Group held no shares in the company. According to the decisions at the Annual General Meeting 2002 the board still has the authorisation to acquire a maximum of 358.630 of the company's own shares.

Dividend proposal

The Board of Directors proposes to the AGM that a dividend of EUR 0.95 per share will be paid for fiscal year 2002. The dividend will be paid to shareholders, who are entered in the share register on the record date March 11, 2003. Dividend payment date is March 18, 2003.

Future prospects

Maintenance growth continues. The order intake in Standard Lifting Equipment and Special Cranes is stabilising. Order backlog is stable on a satisfactory level.

New market openings in Asia contain considerable growth opportunities. Our strong market position, our geographical spread and our up-to-date technology are all factors that will contribute to continued good development, especially compared to other actors in our market. With our strong balance sheet, our intent is to consolidate the industry further.

CONSOLIDATED STATEMENT OF INCOME

		1.1.2002 – 31.12.2002 (1,000 EUR)	1.1.2001 – 31.12.2001 (1,000 EUR)
Note 1	Sales	713,638	756,339
Note 2	Other operating income	2,940	12,211
	Share of result of participating interest undertakings	(226)	(253)
Note 3	Depreciation and reduction in value	(15,517)	(15,983)
Note 4	Other operating expenses	(663,236)	(697,045)
	Operating profit	37,599	55,269
Note 5	Financial income and expenses	(1,123)	(2,837)
	Income before taxes	36,476	52,432
Note 6	Taxes	(11,845)	(17,125)
	Net income	**24,631**	**35,307**

CONSOLIDATED BALANCE SHEET

ASSETS		31.12.2002 (1000 EUR)	31.12.2001 (1000 EUR)
	Non-current assets		
	INTANGIBLE ASSETS		
Note 7	Intangible rights	6,033	3,674
Note 8	Goodwill	17,889	18,871
Note 9	Group goodwill	5,573	6,631
	Advance payments	5,764	3,744
		35,259	**32,920**
	TANGIBLE ASSETS		
Note 10	Land	3,796	4,077
Note 11	Buildings	21,998	21,668
Note 12	Machinery and equipment	29,774	29,106
	Advance payments and construction in progress	625	1,799
		56,193	**56,650**
	INVESTMENTS		
Note 13	Participating interests	1,002	1,248
Note 14	Other shares and similar rights of ownership	984	682
Note 15	Own shares	0	7,487
		1,986	**9,417**
	Current assets		
	INVENTORIES		
	Raw materials and semi-manufactured goods	39,564	39,674
	Work in progress	30,393	48,091
	Advance payments	3,984	3,040
		73,941	**90,805**
	LONG-TERM RECEIVABLES		
	Loans receivable	163	626
	Other receivables	305	305
Note 17	Deferred assets	0	144
		468	**1,075**
Note 16	**SHORT-TERM RECEIVABLES**		
	Accounts receivable	123,432	138,529
	Amounts owed by participating interest undertakings	2,997	2,558
	Loans receivable	20	92
	Other receivables	21,500	21,630
Note 22	Deferred tax asset	3,990	4,860
Note 17	Deferred assets	62,177	80,595
		214,116	**248,264**
	CASH IN HAND AND AT BANKS	15,177	16,773
	Total current assets	**303,702**	**356,917**
	TOTAL ASSETS	**397,140**	**455,904**

CONSOLIDATED BALANCE SHEET

SHAREHOLDERS' EQUITY AND LIABILITIES		31.12.2002 (1,000 EUR)	31.12.2001 (1,000 EUR)
Note 18	**Equity**		
	Share capital	28,617	30,000
	Share premium account	21,839	20,456
	Reserve for own shares	0	7,487
	Equity share of untaxed reserves	3,326	3,297
	Translation difference	(4,342)	(3,585)
	Retained earnings	99,172	87,238
	Net income for the period	24,631	35,307
		173,243	**180,200**
	Minority share	**68**	**79**
Note 19	**Provisions**	**11,960**	**12,909**
	Liabilities		
Note 20	**LONG-TERM DEBT**		
Note 20	Bonds	25,000	25,000
	Loans from credit institutions	0	25,016
	Pension loans	1,989	2,485
Note 21	Bonds with warrants	0	50
	Other long-term liabilities	1,807	640
Note 22	Deferred tax liability	2,636	2,830
		31,432	**56,021**
Note 23	**CURRENT LIABILITIES**		
	Loans from credit institutions	10,345	431
	Pension loans	497	497
	Bond with warrants	50	0
	Advance payments received	16,509	31,420
	Accounts payable	50,014	58,438
	Amounts owed to participating interest undertakings	46	53
	Other short-term liabilities	21,738	29,930
	Accruals	81,238	85,926
		180,437	**206,695**
	Total liabilities	**211,869**	**262,716**
	TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**397,140**	**455,904**

CONSOLIDATED CASH FLOW

	1.1.2002-31.12.2002 (1,000 EUR)	1.1.2001-31.12.2001 (1,000 EUR)
Operating income [1]	37,891	45,400
Depreciation	*15,517*	*15,983*
Financial income and expenses	4,427	(4,670)
Taxes	(11,636)	(16,747)
Free cashflow	**46,199**	**39,966**
Increase(-), decrease(+) in current assets	26,111	(5,174)
Increase(-), decrease(+) in inventories	11,585	3,672
Increase(+), decrease(-) in current liabilities	(17,565)	4,583
Cashflow from operations	**66,330**	**43,047**
Capital expenditure and advance payments to tangible assets	(12,103)	(9,280)
Capital expenditure and advance payments to intangible and financial assets	(3,352)	(4,564)
Fixed assets of acquired companies	(6,798)	(765)
Purchase of own shares	(9,873)	0
Disposals of fixed assets	1,168	15,703
Investments total	**(30,958)**	**1,094**
Cashflow before financing	**35,372**	**44,141**
Change in long-term debt, increase (+), decrease(-)	(25,476)	12,107
Change in short-term interest-bearing debt, increase (+), decrease(-)	3,129	(40,484)
Dividend paid	(13,230)	(10,437)
External financing	**(35,577)**	**(38,814)**
Correction items [2]	*(1,391)*	*268*
Net financing	**(1,596)**	**5,595**
Cash in hand and at banks at 1.1.	16,773	11,178
Cash in hand and at banks at 31.12.	15,177	16,773
Change in cash	**(1,596)**	**5,595**

[1] Operating income after depreciation has been corrected by the result of participating interest undertakings and the profit / loss of disposal of assets.

[2] Translation difference in cash in hand and at banks.

ACCOUNTING PRINCIPLES

PRINCIPLES OF CONSOLIDATION

Scope of Consolidation

The consolidated accounts include the parent company and those companies in which the parent company held directly or indirectly more than 50% of the voting power at the end of the year.

Investments in associated companies have been accounted for in the consolidated financial statements under the equity method. An associated company is a company in which the parent company holds, directly or indirectly, 20–50 % of the voting power and has, directly or indirectly, a participating interest of at least 20%.

Consolidation method

Intracorporate transactions and internal margins in inventories have been eliminated in the consolidated financial statements.

Intracorporate shareholdings have been eliminated by deducting the amount of each subsidiary's equity at the time of acquisition from the acquisition cost of its shares. The difference between the acquisition cost and the subsidiary's equity at the time of acquisition has been shown as goodwill.

The KCI Konecranes Group's share of the profit or loss of an associated company is shown in the Consolidated Statement of Income as a separate item. Depreciation of goodwill originating from acquisition of shares of associated companies is included in the share of the result of associated companies. The KCI Konecranes Group's share of the shareholders' equity of the associated companies at the date of acquisition, adjusted by changes in the associated companies' equity after the date of acquisition, is shown in the Balance Sheet under "participating interests". Any loss in an associated company, which exceeds the value of the shares, is primarily deducted from loans receivable from that company and any remaining loss is shown as a provision.

In certain countries, tax legislation allows allocations to be made to untaxed reserves. These allocations are not subject to taxation on condition that the corresponding deductions have also been made in the accounts. In the consolidated financial statements, the yearly allocations – reserves as well as the difference between the depreciation according to plan and depreciation accepted by tax laws – have been added to net income, excluding the change in the calculative deferred tax liability. The deferred tax liability is determined from the accumulation of untaxed reserves. The accumulation of untaxed reserves, excluding the calculative deferred tax liability, is included in the shareholders' equity in the Consolidated Balance Sheet. The deferred tax liabilities and deferred tax assets of Group companies caused by timing differences between income and corresponding taxable revenue as well as between expenses and corresponding tax deductible expenditure are shown in the Balance Sheet and Statement of Income as a separate item in taxes on prudent basis.

Taxes shown in the Consolidated Statement of Income include income taxes to be paid on the basis of local tax legislations as well as the effect of the yearly change in the deferred tax liability and deferred tax assets, determined by using the current tax rate.

The Group has started its implementation process to fully comply with International Accounting Standards (=IAS). Implementation started with those accounting principles that already according to Finnish Gaap are allowed: 'Percentage of completion' method and finance leasing.

Conversion of Foreign Subsidiary Financial Statements

The Balance Sheets of foreign subsidiaries have been converted into euros at the rates current on the last day of the year and the Statements of Income at the average rates of the financial year. Translation differences resulting from converting the shareholders' equity of foreign subsidiaries have been included in equity.

FOREIGN CURRENCY ITEMS AND EXCHANGE RATE DIFFERENCES

Receivables and liabilities in foreign currencies have been valued at the rates current on the last day of the year. Receivables and liabilities covered by forward exchange contracts have been valued at contract rates. Realised exchange rate differences, as well as exchange rate gains or losses resulting from the valuation of receivables and liabilities, have been included in the Statement of Income. The exchange rate differences resulting from forward contracts, which are designated as hedges on equity in foreign subsidiaries, have been matched against the translation difference booked into equity.

REVENUE RECOGNITION

Revenue from goods sold and services rendered is recognised at completion of the delivery. In the beginning of this year the Group implemented the 'percentage of completion' method ('POC accounting') in sales revenue recognition on all long term crane and modernisation projects. POC accounting had earlier been applied in harbour and shipyard crane contract accounting (= Konecranes VLC Corp.), which still represents the main part of this accounting method. This change in accounting caused a one time positive pre tax profit gain of approx. EUR 0.4 million corresponding to approx. EUR 0.3 million after tax.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged as expenses during the year in which they are incurred.

PENSION SETTLEMENTS AND COSTS

Pensions are generally handled for KCI Konecranes companies by outside pension insurance companies or by similar arrangements. Any other pension liabilities are directly charged in the annual accounts.

ACCOUNTING FOR LEASES

From the beginning of the year the Group started to account for finance leasing contracts as if the assets had been acquired. This lead to certain changes in accounting of leasing expenses and leased assets. In the year 2002 only leasing contracts which belong to buildings have been recognised as finance

ACCOUNTING PRINCIPLES

lease. The rents of other lease contracts have been recognised as expense in statement of income.

VALUATION OF INVENTORIES

Raw materials and supplies are valued at standard price based on purchase costs or, if lower, at replacement value. This approximates the fifo principle. Semi-manufactured goods have been valued at variable production costs. Work in progress of uncompleted orders includes direct labour and material costs, as well as a proportion of overhead costs related to production and installation.

VALUATION AND DEPRECIATION OF INTANGIBLE AND TANGIBLE ASSETS

Intangible and tangible assets are stated at cost. In Group certain land and buildings can include immaterial amounts as revaluation. A predetermined plan is used in carrying out depreciation of fixed assets. Depreciation is based on the estimated useful economic life of various assets as follows:

– Buildings	5–40 years
– Machinery and equipment	4–10 years
– Goodwill	5–20 years
– Other intangible assets	4–10 years

No depreciation is made for land. Goodwill on consolidation of Konecranes T&H GmbH, Kulicke Konecranes GmbH and Drivecon, Inc. is amortized over 10 years and the goodwill in Noell Konecranes GmbH over 20 years, which corresponds to the estimated time of influence of the acquisition. Other goodwill is amortized over 5 years.

OWN SHARES

The company's own shares are entered at cost under investments. For calculation of key figures, own shares are eliminated from shareholders' equity and number of shares.

PROVISIONS

Future expenses related to this or previous financial years to which group companies have committed themselves and which will produce no future income are charged against income as a provision for liabilities and charges. The same principle is applied for those future losses, if any, which seem certain to be realised.

STATEMENT OF CASH FLOW

Changes in financial position are presented as cash flows classified by operating, investing and financing activities. The effect of changes in exchange rates has been eliminated by converting the opening balance at the rates current on the last day of the year, except cash and bank deposits which are valued according to the rates as per 31.12.2001 and 31.12.2000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All figures are in millions of Euros.

STATEMENT OF INCOME

1. Sales	**2002**	**2001**
Sales by market-area		
Finland	79.4	77.2
Rest of Nordic countries	49.2	50.2
Rest of EU	220.9	213.6
Rest of Europe	50.8	56.0
Americas	242.4	277.4
Asia and Australia	52.1	54.6
Middle East	15.1	23.0
Others	3.7	4.4
Total	713.6	756.3

Percentage of completion method (see accounting principles)

The booked revenues of non-delivered projects	90.4	61.2
The booked revenues of non-delivered projects during the period:	80.1	57.5
The amount of long-term projects in the order book		
– percentage of completion method used	122.7	136.0
– completed contract method used	83.3	143.7

2. Other operating income	**2002**	**2001**
Profit of disposal of fixed assets	0.4	0.5
Profit from the sale of shares in Vacon Oyj	0.3	9.9
Other	2.2	1.8
Total	2.9	12.2

3. Depreciation	**2002**	**2001**
Intangible rights	1.6	1.1
Goodwill	2.2	2.3
Group Goodwill	1.1	1.8
Buildings	2.0	2.0
Machinery and equipment	8.6	8.8
Total	15.5	16.0

4. Costs, expenses and personnel	**2002**	**2001**
Change in product inventory	2.2	0.4
Production for own use	(2.2)	(0.3)
Material and supplies	226.1	248.9
Subcontracting	100.5	106.3
Wages and salaries	172.9	174.0
Pension costs	14.0	13.7
Other personnel expenses	34.0	35.4
Other operating expenses	115.8	118.7
Total	663.3	697.0

Wages and salaries in accordance with the Statement of Income:

Presidents	5.2	5.3
Members of the Board	0.1	0.1
Other wages and salaries	167.6	168.6
Total	172.9	174.0

The average number of personnel	4,396	4,434
Personnel 31 December,	4,441	4,401
of which in Finland	1,606	1,547

The retirement age of the CEO has been agreed to be 60 years.

5. Financial income and expenses	**2002**	**2001**
Dividend income	0.0	0.3
Interest income from current assets	1.9	2.7
Other financial income	1.5	0.7
Interest expenses	(3.9)	(6.1)
Other financial expenses	(0.7)	(0.5)
Total	(1.2)	(2.8)

6. Taxes	**2002**	**2001**
Local income taxes of group companies	13.1	18.5
Taxes from previous years	(1.3)	(1.4)
Avoir Fiscal	(0.1)	(0.3)
Change in deferred tax liability arising from consolidation	0.8	(0.4)
Change in deferred tax assets arising from timing differences	(0.6)	0.8
Total	11.9	17.1

BALANCE SHEET

7. Intangible rights	**2002**	**2001**
Acquisition costs as of 1 January	10.5	7.5
Increase	3.9	1.4
Decrease	0.0	0.0
Acquisition costs as of 31 December	14.4	8.9
Accumulated depreciation 1 January	(6.9)	(4.1)
Accumulated depreciation relating to disposals	0.0	0.0
Depreciation for financial year	(1.5)	(1.1)
Total as of 31 December	6.0	3.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Goodwill	2002	2001
Acquisition costs as of 1 January	25.1	24.8
Increase	1.7	0.7
Decrease	0.0	0.0
Acquisition costs as of 31 December	26.8	25.5
Accumulated depreciation 1 January	(6.6)	(4.3)
Accumulated depreciation relating to disposals	0.0	0.0
Depreciation for financial year	(2.2)	(2.3)
Total as of 31 December	18.0	18.9

9. Group Goodwill	2002	2001
Acquisition costs as of 1 January	14.4	14.7
Increase	0.3	0.0
Decrease	(0.2)	(0.3)
Acquisition costs as of 31 December	14.5	14.4
Accumulated depreciation 1 January	(7.8)	(6.0)
Accumulated depreciation relating to disposals	0.0	0.0
Depreciation for financial year	(1.1)	(1.8)
Total as of 31 December	5.6	6.6

Acquisition costs included in Group goodwill, originating from accelerated depreciation and untaxed reserves, was MEUR 2.1 on December 31 (MEUR 2.3 in 2001). This part of Group goodwill will decrease as the companies reverse their depreciation difference and untaxed reserves.

10. Land	2002	2001
Acquisition costs as of 1 January	3.8	4.1
Increase	0.0	0.0
Decrease	0.0	(0.0)
Total as of 31 December	3.8	4.1

11. Buildings	2002	2001
Acquisition costs as of 1 January	40.8	41.7
Increase	3.5	0.4
Transfer within assets	(0.1)	0.0
Decrease	(1.0)	(1.7)
Acquisition costs as of 31 December	43.3	40.4
Accumulated depreciation 1 January	(19.4)	(17.6)
Accumulated depreciation relating to disposals	0.2	0.9
Depreciation for financial year	(2.0)	(2.0)
Total as of 31 December	22.1	21.7

The balance value of tangible assets which belong to finance lease is 1.1 MEUR in year 2002.

12. Machinery and equipment	2002	2001
Acquisition costs as of 1 January	88.4	86.5
Increase	10.4	9.6
Transfer within assets	0.1	0.0
Decrease	(4.8)	(2.2)
Acquisition costs as of 31 December	94.1	93.9
Accumulated depreciation 1 January	(60.1)	(57.7)
Accumulated depreciation relating to disposals	4.2	1.7
Depreciation for financial year	(8.4)	(8.8)
Total as of 31 December	29.8	29.1

The balance value of machinery and production equipment approximates the balance value of machinery and equipment.

13. Participating interests	2002	2001
Acquisition costs as of 1 January	1.2	1.5
Change in the share in participating interest undertaking	(0.2)	(0.3)
Increase	0.0	0.0
Decrease	0.0	0.0
Total as of 31 December	1.0	1.2

The asset value of the shares in participating interest undertaking consists of the Group's proportion of the shareholders' equity of the participating interest undertaking at the acquisition date, adjusted by any variation in the shareholders' equity of the participating interest undertaking after the acquisition. The balance value 31.12. of goodwill originating from acquisition of associated companies was 0.5 MEUR (0.8 MEUR 2001).

14. Other shares and similar rights of ownership	2002	2001
Acquisition costs as of 1 January	0.7	5.0
Increase	0.3	0.0
Decrease	0.0	(4.3)
Total as of 31 December	1.0	0.7

15. Own shares	2002	2001
Acquisition costs as of 1 January	7.5	7.5
Increase	9.9	0.0
Decrease	(17.4)	0.0
Total as of 31 December	0.0	7.5

In accordance with the decision of the extraordinary meeting of shareholders on December 20, 2002 the share capital was decreased by EUR 1.382.740 through the invalidation of 691.370 shares in the company owned by the company. An amount corresponding to the acquisition cost for the shares in the company to be invalidated in the amount of EUR 17,359,666 had been included in the equity of balance sheet, from which it was deducted in connection with the invalidation. The Annual Meeting of shareholders has decided that the maximum number of own shares that the company is allowed to hold altogether is no more than 750,000. The maximum number of the shares to be repurchased should not exceed 5 per cent of the share capital and the voting rights. The authorization is effective from March 7, 2002 until March 6, 2003.

The Annual Meeting of shareholders on March 20, 2002 authorized the board of directors to dispose of own shares held by the company. The authorization is limited to a maximum of 750,000 shares. The maximum number of shares covered by the authorization does not exceed 5 per cent of the share capital and the voting rights. The authorization does not include disposal of shares to the benefit of persons belonging to the category referred to in the companies act, chapter 1, section 4, paragraph 1.

16. Short-term receivables	2002	2001
Amounts owed by participation interest undertakings:		
Accounts receivables	3.0	2.6
Bills receivable	0.0	0.0
Total	3.0	2.6

The items, which have been netted, due to the percentage of completion method:

	2002	2001
Receivables arising from percentage of completion method	59.7	33.8
advances received	59.7	33.8

17. Deferred assets	**2002**	**2001**
Income taxes	10.5	1.4
Interest	0.1	0.1
Receivable arising from percentage of completion method	30.6	27.5
Periodising of foreign exchange derivatives	11.9	30.2
Other	9.0	21.7
Total	62.1	80.7

18. Shareholders' equity	**2002**	**2001**
Share capital as of 1 January	30.0	30.0
Change	0.0	0.0
Transfer to share premium account	(1.4)	0.0
Share capital as of 31 December	28.6	30.0
Share premium account 1 January	20.5	20.5
Change	0.0	0.0
Transfer from share capital	1.4	0.0
Share premium account as of 31 December	21.9	20.5
Reserve for own shares as of 1 January	7.5	7.5
Increase	9.9	0.0
Decrease	(17.4)	0.0
Reserve for own shares as of 31 December	0.0	7.5
Equity share of untaxed reserves (opening balance)	3.3	3.9
Equity share of untaxed reserves as of 1 January	0.2	(0.4)
Change of equity share of untaxed reserves	(0.2)	(0.2)
Total as of 31 December	3.3	3.3
Translation difference as of 1 January	(3.6)	(3.8)
Change	(0.7)	0.2
Translation difference as of 31 December	(4.3)	(3.6)
Retained earnings as of 1 January	122.6	97.2
Equity share of untaxed reserves as of 1 January	(0.3)	0.4
Transfer to reserve for own shares	(9.9)	0.0
Dividend paid	(13.2)	(10.4)
Retained earnings as of 31 December	99.2	87.2
Net income for the period	24.6	35.3
Shareholders' equity as of 31 December	173.2	180.2

Distributable equity 31 December	**2002**	**2001**
Retained earnings as of 31 December	99.2	87.2
Net income for the period	24.6	35.3
Translation difference	(4.3)	(3.6)
Formation expenses	0.0	(0.1)
Equity share of untaxed reserves as of 1 January	(0.4)	(0.3)
Total	119.1	118.6

19. Provisions	**2002**	**2001**
Provision for guarantees	6.0	5.3
Provision for claims	0.7	0.7
Provision for restructuring	0.3	2.1
Provision for pension commitments	3.7	3.3
Other provisions	1.3	1.4
Total	12.0	12.9

20. Long-term debt	**2002**	**2001**
Pension loans consist of loans from insurance companies against pension insurance payments to them.		
Long-term debt which falls due after five years:		
Pension loans	0.0	1.1
Other	0.6	0.0
Total	0.6	1.1
Bonds:		
2000 / 2005 6.25%	25.0	25.0

21. Warrants and bonds with warrants

The Annual General Meeting 4th March 1997 of KCI Konecranes International Plc resolved to issue bonds with warrants of EUR 50,456.38 to the management of the KCI Konecranes Group. The term of the bond is six years and the bond does not yield interest. Each bond with a nominal value of EUR 16.82 shall have 100 warrants attached. Each warrant entitles the holders to subscribe for one KCI Konecranes International Plc's share with a nominal value of EUR 2 at a subscription price of EUR 26.07. The annual period of subscription shall be 2 January through 30 November. Shares can be subscribed for starting on or after 1 April 2003 but no later than 31 October 2008.

The Annual General Meeting 11th March 1999 resolved to issue 3,000 warrants to the management of the KCI Konecranes Group entitling the warrant holders to subscribe for a maximum of 300,000 shares in KCI Konecranes International Plc. Each warrant gives its holder the right to subscribe to one hundred shares each with a nominal value of EUR 2 at a subscription price of EUR 33. The annual period of subscription shall be January 2 through November 30. With A-series warrants shares can be subscribed to starting on April 1, 2002 and ending on March 31, 2005 and with B-series warrants starting on April 1, 2005 and ending on March 31, 2008.

The Annual General Meeting 8th March 2001 resolved to issue 3,000 warrants to the management of the KCI Konecranes Group entitling the warrant holders to subscribe for a maximum of 300,000 shares in KCI Konecranes International Plc. Each warrant gives its holder the right to subscribe to one hundred shares each with a nominal value of EUR 2 at a subscription price of EUR 34. The annual period of subscription shall be January 2 through November 30. With A-series warrants shares can be subscribed to starting on April 1, 2004 and ending on March 31, 2007 and with B-series warrants starting on April 1, 2007 and ending on March 31, 2010.

22. Deferred tax assets and liabilities	2002	2001
Deferred tax assets are based on		
Consolidation	1.0	1.6
Timing difference	3.0	3.3
Total	4.0	4.9
Deferred tax liabilities are based on		
Timing difference	0.9	1.2
Untaxed reserves	1.8	1.6
Total	2.7	2.8

23. Current liabilities	2002	2001
Accruals:		
Income taxes	13.3	8.7
Wages, salaries and personnel expenses	25.5	25.8
Pension costs	3.9	3.6
Interest	5.0	7.5
Other items	33.6	40.3
Total	81.3	85.9
Amounts owed to participating interest undertakings:		
Accounts payable	0.0	0.1
Other current liabilities:		
Bank overdrafts	8.8	11.2
Other current interest bearing liabilities	0.0	2.3
Bills payables (non-interest bearing)	2.7	2.8
Value added tax	6.0	6.5
Other short-term liabilities	4.3	7.1
Total	21.8	29.9

24. Finance lease liabilities	2002	2001
Finance lease:		
Minimum lease payments		
within 1 year	0.2	0.0
1–5 years	0.7	0.0
over 5 years	0.4	0.0
Total	1.3	0.0
Present value of finance lease		
within 1 year	0.1	0.0
1–5 years	0.5	0.0
over 5 years	0.4	0.0
Total	1.1	0.0

25. Contingent liabilities and pledged assets	2002	2001
CONTINGENT LIABILITIES		
For own debts		
Mortgages on land and buildings	5.9	5.9
For own commercial obligations		
Pledged assets	0.9	0.8
Guarantees	141.6	143.7
For associated company's debts		
Guarantees	0.8	0.8
For others		
Guarantees	0.1	0.2
OTHER CONTINGENT AND FINANCIAL LIABILITIES		
Leasing liabilities		
Next year	7.3	8.6
Later on	11.5	9.4
Other	1.0	2.2

Leasing contracts follow the normal practices in corresponding countries.

TOTAL BY CATEGORY	2002	2001
Mortgages on land and buildings	5.9	5.9
Pledged assets	0.9	0.8
Guarantees	142.5	144.6
Other liabilities	19.8	20.3
Total	169.1	171.6
DEBTS WHICH HAVE MORTGAGES ON LAND AND BUILDINGS		
Pension loan	2.5	3.0
Given mortgages	5.9	5.9
Other debts	0.0	0.0
Given mortgages	0.0	0.0
Total mortgages	5.9	5.9

26. Notional amounts of derivative financial instruments

	2002	2001
Foreign exchange forward contracts	411.4	582.7
Interest rate swaps	25.0	25.0
Total	436.4	607.7

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one half of the total notional amounts.

PARENT COMPANY STATEMENT OF INCOME

		1.1.2002–31.12.2002 (1,000 EUR)	1.1.2001–31.12.2001 (1,000 EUR)
Note 1	Sales	11,647	13,435
	Other operating income	77	30
Note 2	Depreciation and reduction in value	(961)	(1,032)
Note 3	Other operating expenses	(13,809)	(9,908)
	Operating profit	(3,045)	2,525
Note 4	Financial income and expenses	1,709	1,236
	Income before extraordinary items	(1,337)	3,760
Note 5	Extraordinary items	2,400	46,128
	Income before appropriations and taxes	1,063	49,888
Note 6	Income taxes	(331)	(14,588)
Net income		**732**	**35,300**

PARENT COMPANY BALANCE SHEET

ASSETS		31.12.2002 (1,000 EUR)	31.12.2001 (1,000 EUR)
	Non-current assets		
	INTANGIBLE ASSETS		
Note 7	Intangible rights	710	1,145
	Advance payments	58	0
		768	**1,145**
	TANGIBLE ASSETS		
Note 8	Buildings	12	21
Note 9	Machinery and equipment	739	1,110
		751	**1,131**
	INVESTMENTS		
Note 10	Investments in Group companies	50,449	50,449
Note 10	Other shares and similar rights of ownership	326	326
Note 11	Own shares	0	7,487
		50,775	**58,262**
	Current assets		
	LONG-TERM RECEIVABLES		
	Loans receivable from Group companies	63,653	56,279
		63,653	**56,279**
	SHORT-TERM RECEIVABLES		
	Accounts receivable	1	2
	Amounts owed by Group companies		
	Accounts receivable	2,382	2,790
Note 12	Deferred assets	3,496	46,406
	Amounts owed by participating interest undertakings		
	Accounts receivable	1	0
	Other receivables	11,558	11,408
Note 12	Deferred assets	7,310	744
		24,749	**61,350**
	CASH IN HAND AND AT BANKS	**0**	**0**
	Total current assets	**88,402**	**117,629**
	TOTAL ASSETS	**140,697**	**178,167**

PARENT COMPANY BALANCE SHEET

SHAREHOLDERS' EQUITY AND LIABILITIES		31.12.2002 (1,000 EUR)	31.12.2001 (1,000 EUR)
Note 13	**Equity**		
	Share capital	28,617	30,000
	Share premium account	21,839	20,456
	Reserve for own shares	0	7,487
	Retained earnings	60,911	48,715
	Net income for the period	732	35,300
		112,100	**141,957**
	Liabilities		
	LONG-TERM DEBT		
Note 14	Bonds	25,000	25,000
Note 14	Pension loan	240	300
	Other long-term debt	0	51
		25,240	**25,351**
	CURRENT LIABILITIES		
	Pension loan	60	60
	Accounts payable	1,164	994
	Liabilities owed to Group companies		
	Accounts payable	570	57
	Other short-term liabilities	659	2,027
	Other short-term liabilities	158	115
Note 15	Accruals	745	7,606
		3,356	**10,859**
	Total liabilities	**28,596**	**36,210**
	TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**140,697**	**178,167**

PARENT COMPANY CASH FLOW

	1.1.2002–31.12.2002 (1,000 EUR)	1.1.2001–31.12.2001 (1,000 EUR)
Operating income after depreciation [1]	(3,122)	2,499
Depreciation	961	1,032
Financial income and expenses	1,709	1,236
Extraordinary income	2,400	46,128
Taxes	(331)	(14,588)
Free cashflow	**1,617**	**36,307**
Change in current assets, increase (-), decrease (+)	29,227	(28,029)
Change in current liabilities, increase (+), decrease (-)	(7,503)	3,315
Cashflow from operations	**23,341**	**11,593**
Capital expenditure to tangible assets	(75)	(1,040)
Capital expenditure and advance payments to intangible assets	(134)	(94)
Purchase of own shares	(9,873)	0
Disposals of fixed assets	82	38
Investments total	**(10,000)**	**(1,096)**
Cashflow before financing	**13,341**	**10,497**
Increase (+), decrease (-) of long-term debt	(111)	(60)
Dividend paid	(13,230)	(10,437)
External financing	**(13,341)**	**(10,497)**
Net financing	**0**	**0**
Cash in hand and at banks at 1.1.	0	0
Cash in hand and at banks at 31.12.	0	0
Change in cash	**0**	**0**

[1] Operating income after depreciation has been corrected by the profit / loss of disposals of fixed assets.

NOTES TO THE PARENT COMPANY'S FINANCIAL STATEMENTS

STATEMENT OF INCOME

1. Sales

In the parent company the sales to subsidiaries totalled MEUR 11.6 (MEUR 13.4 in 2001) corresponding to a share of 100% (100% in 2001) of net sales.

2. Depreciation	**2002**	**2001**
Intangible rights	0.5	0.5
Machinery and equipment	0.4	0.5
Total	1.0	1.0

3. Costs, expenses and personnel	**2002**	**2001**
Costs and expenses in the Statement of Income were as follows:		
Wages and salaries	3.3	3.0
Pension costs	0.7	0.6
Other personnel expenses	0.5	0.5
Other operating expenses	9.4	5.8
Total	13.8	9.9
Wages and salaries in accordance with the Statement of Income:		
Remuneration to Board	0.1	0.1
Other wages and salaries	3.2	2.9
Total	3.3	3.0
The average number of personnel	56	51

4. Financial income and expenses	**2002**	**2001**
Financial income form long-term investments:		
Dividend income from group companies	0.1	0.0
Avoir Fiscal	0.1	0.0
Dividend income total	0.2	0.0
Interest income from long-term receivables:		
From group companies	3.1	2.8
Financial income from long-term investments total	3.3	2.8
Interest expenses and other financing expenses:		
To group companies	(0.0)	(0.0)
Other financing expenses	(1.6)	(1.6)
Interest and other financial expenses total	(1.6)	(1.6)
Financial income and expenses total	1.7	1.2

5. Extraordinary items	**2002**	**2001**
Group contributions received from subsidiaries	2.4	46.1
Total	2.4	46.1

6. Taxes	**2002**	**2001**
Taxes on extraordinary items	0.7	13.4
Taxes on ordinary operations	(0.4)	1.1
Taxes from previous accounting periods	0.0	0.1
Total	0.3	14.6

BALANCE SHEET

7. Intangible rights	**2002**	**2001**
Acquisition costs as of 1 January	4.7	4.6
Increase	0.1	0.1
Decrease	0.0	0.0
Acquisition costs as of 31 December	4.7	4.7
Accumulated depreciation 1 January	(3.5)	(3.0)
Accumulated depreciation relating to disposals	0.0	0.0
Accumulated depreciation	(0.5)	(0.5)
Total as of 31 December	0.7	1.1

8. Buildings	**2002**	**2001**
Acquisition costs as of 1 January	0.1	0.1
Increase	0.0	0.0
Decrease	0.0	0.0
Acquisition costs as of 31 December	0.1	0.1
Accumulated depreciation 1 January	(0.1)	(0.1)
Accumulated depreciation relating to disposals	0.0	0.0
Accumulated depreciation	(0.0)	(0.0)
Total as of 31 December	0.0	0.0

9. Machinery and equipment	**2002**	**2001**
Acquisition costs as of 1 January	3.0	2.0
Increase	0.1	1.1
Decrease	(0.2)	(0.1)
Acquisition costs as of 31 December	2.9	3.0
Accumulated depreciation 1 January	(1.9)	(1.5)
Accumulated depreciation relating to disposals	0.2	0.1
Accumulated depreciation	(0.4)	(0.5)
Total as of 31 December	0.7	1.1

10. Other shares and similar rights of ownership	**2002**	**2001**
Acquisition costs as of 1 January	50.8	50.8
Increase	0.0	0.0
Decrease	0.0	0.0
Total as of 31 December	50.8	50.8

Investments in Group companies

	Domicile	Book value	% of shares
Konecranes Finance Corp.	Hyvinkää	46.2	100 %
Konecranes VLC Corp.	Hyvinkää	4.2	100 %
Total		50.4	

Investment in other companies

Vierumäen Kuntorinne Oy	0.3	3.3 %

NOTES TO THE PARENT COMPANY'S FINANCIAL STATEMENTS

11. Own shares	2002	2001
Acquisition costs as of 1 January	7.5	7.5
Increase	9.9	0.0
Decrease	(17.4)	0.0
Total as of 31 December	0.0	7.5

In accordance with the decision of the extraordinary meeting of shareholders on December 20, 2002 the share capital was decreased by EUR 1.382.740 through the invalidation of 691.370 shares in the company owned by the company. An amount corresponding to the acquisition cost for the shares in the company to be invalidated in the amount of EUR 17,359,666 had been included in the equity of balance sheet, from which it was deducted in connection with the invalidation.

12. Deferred assets	2002	2001
Group contributions	2.4	46.1
Payments which will be realized during		
the next financial year	8.1	0.7
Interest	0.3	0.3
Others	0.0	0.1
Total	10.8	47.1

13. Shareholders' equity	2002	2001
Share capital as of 1 January	30.0	30.0
Change	0.0	0.0
Transfer to share premium account	(1.4)	0.0
Share capital as of 31 December	28.6	30.0
Share premium account 1 January	20.5	20.5
Change	0.0	0.0
Transfer from share capital	1.4	0.0
Share premium account as of 31 December	21.8	20.5
Reserve for own shares as of 1 January	7.5	7.5
Increase	9.9	0.0
Decrease	(17.4)	0.0
Reserve for own shares as of 31 December	0.0	7.5
Retained earnings as of 1 January	84.0	59.2
Transfer to reserve for own shares	(9.9)	0.0
Dividend paid	(13.2)	(10.4)
Retained earnings as of 31 December	60.9	48.7
Net income for the period	0.7	35.3
Shareholders' equity as of 31 December	112.1	142.0

Distributable equity 31 December	2002	2001
Retained earnings as of 31 December	60.9	48.7
Net income for the period	0.7	35.3
Formation expenses	(0.0)	(0.1)
Total	61.6	83.9

14. Long-term debt	2002	2001
Long-term debt which falls due after five years:		
Pension loans	0.0	0.1
Bonds:		
2000 / 2005 6.25 %	25.0	25.0

15. Accruals	2002	2001
Income taxes	0.0	6.8
Wages, salaries and personnel expenses	0.5	0.4
Interest	0.2	0.2
Other items	0.0	0.2
Total	0.7	7.6

16. Contingent liabilities and pledged assets	2002	2001
CONTINGENT LIABILITIES		
For obligations of subsidiaries		
Group guarantees	29.7	56.7
OTHER CONTINGENT AND FINANCIAL LIABILITIES		
Leasing liabilities		
Next year	0.2	0.1
Later on	0.3	0.2

Leasing contracts are valid in principle three years and they have no terms of redemption.

TOTAL BY CATEGORY		
Guarantees	29.7	56.7
Other liabilities	0.5	0.2
Total	30.2	56.9

17. Notional amounts of derivative financial instruments	2002	2001
Foreign exchange forward contracts	2.1	1.3

Derivatives are used for currency rate hedging only.

COMPANY LIST

Subsidiaries owned by the parent company		1,000 EUR Book-value	Parent company's share	Group's share
Finland:	Konecranes Finance Corporation	46 248	100	100
	Konecranes VLC Corporation	4 201	100	100

Subsidiaries owned by the group		Book-value	Group's share
Australia:	Konecranes Pty Ltd	155	100
Austria:	Konecranes Ges.m.b.H	217	100
Belgium:	S.A. Konecranes N.V.	0	100
Canada:	Konecranes Canada Inc.	893	100
	Provincial Cranes Inc.	30	100
Czech Republic:	Konecranes CZ s.r.o.	54	100
China:	Konecranes (Shanghai) Company Ltd.	978	100
	Konecranes (Shanghai) Co. Ltd.	185	100
Denmark:	Konecranes A/S	74	100
Estonia:	Konecranes Oü	0	100
Finland:	Finox Nosturit Oy	20	100
	Konecranes Components Corporation	6,540	100
	Konecranes Nordic Corporation	2,615	100
	KCI Special Cranes Corporation	80	100
	KCI Hoists Corporation	2,423	100
	KCI Motors Corporation	1,384	100
	KCI Tehdaspalvelu Etelä-Suomi Oy	100	100
	Nosturiexpertit Oy	10	100
	Permeco Oy	113	100
	KCI Tehdaspalvelu Länsi-Suomi Oy	862	100
	KCI Tehdaspalvelu Keski-Suomi Oy	100	100
	Pirkanmaan Tehdaspalvelu Oy	11	100
	KCI Tehdaspalvelu Itä-Suomi Oy	748	100
	Työstökonetekniikka Machine Tool Tech Oy	269	100
France:	Verlinde S.A.	2,744	99,6
	KCI Holding France S.A.	1,660	100
	Konecranes (France) S.A.	1,879	100
	CGP-Konecranes S.A.	2,545	100
	KONE Ponts Roulants S.A.	0	100
Germany:	Pro Kran Service GmbH	1,300	100
	Konecranes GmbH	17,002	100
	SWF Krantechnik GmbH	15,500	100
	Konecranes T&H GmbH	4,649	100
	Kran- und Stahlbau Ludwig GmbH	1,239	100
	Noell Konecranes GmbH	6,848	100
	Kulicke Konecranes GmbH	3,804	100
	Kulicke Pro Kran Service GmbH	659	100
Hungary:	Konecranes Kft.	792	100
Indonesia:	Pt. Konecranes	131	100
Latvia:	Sia Konecranes Latvija	2	100
Lithuania:	UAB Konecranes	52	100
Luxembourg:	*Materials Handling International S.A.*	300	100
Malaysia:	Konecranes Sdn. Bhd.	660	100

COMPANY LIST

Mexico:	Konecranes Mexico SA de CV	1,456	100
	Gruas Mexico SA de CV	749	100
The Netherlands:	Konecranes Holding BV	3,851	100
	Konecranes BV	18	100
	Verlinde Nederland BV	106	100
Norway:	Konecranes A/S	908	100
Poland:	Konecranes Poland Sp. z o.o.	96	100
	Cranex Konecranes Sp. z o.o.	78	100
Romania:	Konecranes Romania S.r.l.	49	100
	S.C. Prodmoreco S.A.	49	100
Russia:	ZAO Konecranes	6	100
Singapore:	KCI Cranes Holding (Singapore) Pte Ltd	603	100
	Konecranes Pte Ltd	1,706	100
Sweden:	KVRM Holding Sverige AB	1,682	100
	KCI Special Cranes AB	0	100
	Konecranes AB	1,493	100
Thailand:	Konecranes Service Co. Ltd.	93	49
Turkey:	Konecranes Ticaret Ve Servis Limited Sirketi	53	100
Ukraine:	ZAO Konecranes Ukraine	89	100
United Kingdom:	KCI Holding U.K. Ltd.	6,821	100
	Lloyds Konecranes Ltd.	2,201	100
	Konecranes (U.K.) Ltd.	1,522	100
U.S.A.	KCI Holding USA, Inc.	12,083	100
	Konecranes America, Inc.	4,301	100
	Konecranes, Inc.	277	100
	R&M Materials Handling, Inc.	7,819	100
	Drivecon, Inc.	0	100
Associated companies			
France:	Levelec S.A.	11	20
	Boutonnier ADT Levage S.A.	92	25
	Manelec S.a.r.l.	30	25
	Manulec S.A.	122	25
	VH Manutention S.a.r.l.	10	25
	Sere Maintenance S.A.	38	25
Italy:	Prim S.p.A.	1,534	25
Total:		1,837	
Other shares			
Finland:	Levator Oy	33	19
	Nostininnovaatiot Oy	345	17.44
	Vierumäen Kuntorinne Oy	326	3.3
France	Synertech S.A.	7	10
Indonesia:	Pt Technocranes International Ltd.	11	15
Malaysia:	Kone Products & Engineering Sdn. Bhd.	13	10
Venezuela:	Gruas Konecranes, C.A.	19	10
Others:		230	
Total:		984	

DEVELOPMENT BY BUSINESS AREAS

SALES AND OPERATING INCOME	**2002** (MEUR)	**2001** (MEUR)
Maintenance Services		
Sales	372.4	365.2
Operating income	26.2	24.1
Standard Lifting Equipment		
Sales	204.5	244.9
Operating income	19.5	29.2
Special Cranes		
Sales	209.2	227.3
Operating income	16.7	17.1
Internal sales	(72.5)	(81.1)
Group sales	**713.6**	**756.3**
Operating income before group overheads	**62.4**	**70.4**
Group costs	(23.8)	(11.9)
Non business area items	(1.0)	(3.2)
Group operating income	**37.6**	**55.3**

PERSONNEL 31 December

	2002	2001
Maintenance Services	2,698	2,481
Standard Lifting Equipment	949	1,109
Special Cranes	685	705
Group staff	109	106
Total	**4,441**	**4,401**

THE KCI KONECRANES GROUP 1998–2002

Business development		**2002**	**2001**	**2000**	**1999**	**1998**
Order intake	MEUR	598.9	679.1	764.4	538.7	542.8
Order book	MEUR	206.0	279.7	308.8	178.4	194.8
Net sales	MEUR	713.6	756.3	703.0	591.5	597.0
of which outside Finland	MEUR	634.2	679.2	644.2	538.3	542.3
Export from Finland	MEUR	256.9	263.5	217.8	180.7	213.0
Personnel on average		4,396	4,434	4,244	4,050	3,968
Capital expenditure	MEUR	13.9	11.3	14.7	12.9	15.1
as a percentage of net sales	%	1.9%	1.5%	2.1%	2.2%	2.5%
Research and development costs	MEUR	8.2	7.7	6.9	7.8	7.2
as % of Standard Lifting Equipment [1]	%	4.0%	3.1%	2.7%	3.6%	3.5%
as % of Group net sales	%	1.1%	1.0%	1.0%	1.3%	1.2%
Profitability						
Net sales	MEUR	713.6	756.3	703.0	591.5	597.0
Income from operations (before goodwill amortization)	MEUR	40.9	59.4	43.7	34.8	44.5
as percentage of net sales	%	5.7%	7.9%	6.2%	5.9%	7.5%
Operating income	MEUR	37.6	55.3	39.6	32.1	42.6
as percentage of net sales	%	5.3%	7.3%	5.6%	5.4%	7.1%
Income before extraordinary items	MEUR	36.5	52.4	34.0	30.2	43.3
as percentage of net sales	%	5.1%	6.9%	4.8%	5.1%	7.2%
Income before taxes	MEUR	36.5	52.4	34.0	30.2	43.3
as percentage of net sales	%	5.1%	6.9%	4.8%	5.1%	7.2%
Net income	MEUR	24.6	35.3	23.4	21.8	31.4
as percentage of net sales	%	3.4%	4.7%	3.3%	3.7%	5.3%
Key figures and balance sheet						
Shareholders' equity	MEUR	173.2	180.2	155.3	143.7	131.2
Balance Sheet	MEUR	397.1	455.9	450.0	352.3	308.3
Return on equity	%	14.2	22.0	16.4	16.3	25.7
Return on capital employed	%	17.8	24.3	19.4	21.7	32.6
Current ratio		1.6	1.6	1.4	1.7	1.3
Solidity	%	45.5	41.4	35.8	42.2	47.0
Gearing	%	19.1	28.9	57.7	35.8	7.2
Shares in figures						
Earnings per share	EUR	1.69	2.40	1.59	1.48	2.09
Equity per share	EUR	12.11	11.75	10.06	9.27	8.75
Cashflow per share	EUR	4.54	2.93	-0.29	-0.33	2.36
Dividend per share	EUR	0.95*	0.90	0.71	0.71	0.71
Dividend / earnings	%	56.2	37.5	44.7	48.0	34.2
Effective dividend yield	%	4.1	3.2	2.6	1.9	1.8
Price / earnings		13.8	11.9	17.0	25.8	18.5
Trading low / high	EUR	19.80/36.83	25.00/38.46	25.10/39.90	23.05/38.30	26.07/53.48
Average share price	EUR	28.74	31.72	32.67	30.24	37.50
Year-end market capitalisation	MEUR	333.2	427.5	405.0	572.7	580.2
Number traded	(1,000)	11,939	8,581	7,379	13,198	8,039
Stock turnover	%	83.4%	57.2%	49.2%	88.0%	53.6%

* The Board's proposal to the AGM

[1] R&D serves mainly Standard Lifting Equipment

CALCULATION OF KEY FIGURES

Return on equity:	Income before extraordinary items – taxes / *Equity – own shares (average during the period)*	X 100
Return on capital employed:	Income before taxes + interest paid + other financing cost / Total amount of equity and liabilities – non-interest bearing debts – own shares (average during the period)	X 100
Current ratio:	Current assets / *Current liabilities*	
Solidity:	Shareholders' equity – own shares / Total amount of equity and liabilities – advance payment received - own shares	X 100
Gearing:	Interest-bearing liabilities – liquid assets – loans receivable / Shareholders' equity + minority share – own shares	X 100
Earnings per share:	Net income +/– extraordinary items / Number of shares – number of own shares	
Equity per share:	Shareholders' equity in balance sheet – own shares / Number of shares – number of own shares	
Cashflow per share:	*Cashflow from operations* / Number of shares – number of own shares	
Effective dividend yield:	Dividend per share / Share price at the end of financial year	X 100
Price per earnings:	Share price at the end of financial year / *Earnings per share*	
Year-end market capitalisation:	Number of shares multiplied by the share price at the end of year	
Average number of personnel:	Calculated as average of number of personnel in quarters	

BOAR OF DIRECTORS´ PROPOSAL TO THE ANNUAL GENERAL MEETING

The Group's distributable equity is EUR 119,039,000. The parent company's distributable equity is EUR 61,595,234.18 of which the net income for the year is EUR 732,326.01.

The Board of Directors proposes that a dividend of EUR 0.95 be paid on each of the 14,308,630 shares for a total of EUR 13,593,198.50 and that the rest EUR 48,002,035.68 be retained and carried forward.

Helsinki, 11th February 2003

Björn Savén
Chairman of the Board of Directors

Matti Kavetvuo
Member of the Board

Timo Poranen
Member of the Board

Juha Rantanen
Member of the Board

Stig Stendahl
Member of the Board

Stig Gustavson
Member of the Board
President and CEO

AUDITORS´ REPORT

TO THE SHAREHOLDERS OF KCI KONECRANES INTERNATIONAL PLC

We have audited the accounting, the financial statements and administration of KCI Konecranes International Plc for the financial period 1.1.–31.12.2002. The financial statements, which have been prepared by the Board of Directors and the Managing Director, include the Report of the Board of Directors and the Income Statement, Balance Sheet and Notes. Based on our audit we express an opinion on the financial statements and administration of the parent company.

The audit has been conducted in accordance with generally accepted auditing standards. In our audit we have examined the bookkeeping and accounting principles, contents and presentation sufficiently enough in order to evaluate that the financial statements are free of material misstatements or deficiencies. In our audit of the administration we have evaluated if the actions taken by the Board of Directors of the parent company and the Managing Director have legally complied with the rules of the Companies´ Act.

In our opinion we state, that the financial statements are prepared in accordance with the Accounting Act and other regulations regarding the preparation of financial statements. The financial statements give a true and fair view of the result of the group and the parent company and their financial position in accordance with the Accounting Act. The financial statements, including the consolidated financial statements, can be adopted and the members of the Board of Directors of the parent company and the Managing Director can be discharged from liability for the financial period audited by us. The proposal by the Board of Directors´ regarding the use of distributable equity is in accordance with the Companies´ Act.

Helsinki, February 11th 2003

Deloitte & Touche Ltd
Authorized Public Audit Firm

Mikael Paul
Authorized Public Accountant

CORPORATE GOVERNANCE

Principles

KCI Konecranes International Plc's governing bodies are ultimately responsible for all matters related to corporate governance. The company's governing bodies are the Meeting of Shareholders, the Board of Directors and the Managing Director (President, CEO).

Board of Directors

The Annual General Meeting confirms the number of members of the Board of Directors, elects the members of the Board and confirms members' compensations. The KCI Konecranes Board of Directors consists of a minimum of six (6) and a maximum of seven (7) members. The mandate of the members of the Board of Directors expires at the closing of the third Annual General Meeting following their election. The mandate of Matti Kavetvuo expires at the Annual General Meeting in 2004, the mandates of Björn Savén, Juha Rantanen and Stig Stendahl at the AGM 2005 and the mandates of Timo Poranen and Stig Gustavson at the AGM 2003. Mr Poranen and Mr Gustavson have confirmed that they are available for re-election.

Tasks and Responsibilities of the Board of Directors

The Board of Directors elects its Chairman. There is no specific division between tasks and responsibilities of the members of the Board and the Chairman. The tasks of the Board members are specified in the Companies Act. The Board members do not have any special tasks in addition to those arising out of law.

The Board elects the Managing Director (President, CEO) of KCI Konecranes. The Board of Directors may nominate a Deputy to the Managing Director and also assistant managing directors (Group Executive Vice Presidents). The Managing Director may be a member of the Board of Directors but may not be elected Chairman. The Managing Director's remuneration and other benefits are approved by the Board, and are specified in a written agreement between KCI Konecranes and the Managing Director.

Remuneration of the Board of Directors

The remuneration for the Board during 2002 were: the Chairman EUR 32,000/year and members EUR 16,000. The Managing Director and any other Board member employed by KCI Konecranes do not receive separate compensation for their Board membership.

The main elements of the Managing Director's remuneration and other benefits during 2002 were as follows: salary EUR 265,578.41, other benefits valued at EUR 9,460. A bonus of EUR 36,314.80 for fiscal year 2001 was paid.

The Managing Director may retire at the age of 60 years with a 60% pension. The Managing Director's contract may be terminated by either the Managing Director or the company with six (6) months' notice. In the event that the company terminates the contract, the company shall pay to the Managing Director in addition to the salary for the notice period a discharge compensation corresponding to eighteen (18) months' salary and fringe benefits.

The Board of Directors approves the remuneration and basis of other benefits for the members of the Group management team.

Composition of the Group management team

The KCI Konecranes Group management team consists of the President (CEO), the Chief Operating Officer (COO), the three Group Executive Vice Presidents (Region Executives), the four Business Area Executives and one Vice Business Area Executive, and the three Staff Directors.

The full management team meets every second month. The Investor Relations Manager also attends the meetings. In the Regions, the Group Executive Vice presidents chair regional management teams every second month. The president (CEO), the COO and Staff Directors meet every second week for review of Group administrational matters.

In R&D, the R&D Board meet every month under the President's chairmanship. Members include the COO, the Group Vice President Operations Development, Business Area Executives and R&D Staff.

Insider Regulations

The Board of Directors has accepted the Guidelines for Insiders given by the Helsinki Exchanges to be followed in KCI Konecranes. Based on these Guidelines the Board has issued Insider Regulations for KCI Konecranes. On the Internet, at www.kcigroup.com we keep an updated list of all persons having an insider position within the Group.

European Works Council

There is a European Works Council (EWC) in KCI Konecranes. The EWC meets once a year. The EWC is based on an agreement between KCI Konecranes International Plc and its European employees.

The purpose of the EWC is to inform and consult employees about important transnational questions. The role of the EWC is to enhance constructive exchange of opinions on questions concerning the development of KCI Konecranes', industrial, economic, commercial, financial and human resources. The EWC shall address only matters that relate to more than one country.

The EWC representatives and their substitutes are elected by the personnel. The management representatives are appointed by the President of the KCI Konecranes Group. The EWC has a Working Committee consisting of four employee representatives and two management representatives.

In 2002, altogether 15 employee representatives from eight countries and two management representatives participated in the EWC Meeting.

SHARES AND SHAREHOLDERS

Share capital and shares

KCI Konecranes International Plc's minimum share capital is EUR 20,000,000 and its maximum authorised share capital is EUR 80,000,000, within which limits the share capital may be increased or decreased without amending the Articles of Association. An Extraordinary Meeting of Shareholders held on December 20, 2002 defined the share capital of the company to EUR 28,617,260 from EUR 30,000,000 through an invalidation of a total of 691,370 shares in the company owned by the company itself.

On December 31, 2002 the share capital fully paid and reported in the trade register was EUR 28,617,260 divided into 14,308,630 shares.

The Company has one series of shares. All shares carry one vote and equal rights to dividends. The nominal value of the share is EUR 2.00.

Quotation and trading code

The shares of KCI Konecranes International Plc started trading on the Helsinki Stock Exchange on March 27, 1996. The share trades in euros in HEX Helsinki Exchanges.

Trading code KCI1V Trading lot 100 shares

Shareholder Register

The shares of the company belong to the Book Entry Securities System. Shareholders should notify the particular register holding their Book Entry Account about changes in address or account numbers for payment of dividends and other matters related to their holdings in the share.

Repurchase and invalidation of the company's own shares

KCI Konecranes International Plc repurchased 300,000 of the Company's own shares in 1999 and an additional 391,370 shares in 2002. The Extraordinary General Meeting held on December 20, 2002 decided upon an invalidation of the shares. The aggregate purchase price of the invalidated shares was approximately EUR 17.4 million.

At year end the Company held no shares in the Company. According to the authorisations granted at the last Annual General Meeting the Board's authorisation still allows an acquisition of 358,630 of the company's own shares.

Authorisations

Excluding the Share Option programs of 1997, 1999 and 2001 the Board has no unused authorisations to issue shares, convertible bonds or bonds with warrants. The 2002 Annual General Meeting renewed the Board's authorisation to acquire altogether no more than 750,000 shares, taking into consideration, however, the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to hold. The Board will propose to the 2003 Annual General Meeting a renewal of the authorisation.

Share Price Performance and Monthly Trading 1998–2002



EUR
Number of shares, million
70
60
50
40
30
20
10
3.5
3.0
2.5
2.0
1.5
1.0
5
98
99
00
01
02
KCI Konecranes share
HEX Portfolioindex
Metal Sector

Source: REUTERS

Share price performance and trading volume

KCI Konecranes' share price decreased with 18.28% during the year 2002 and closed at EUR 23.29 (2001: EUR 28.50). The year high was EUR 36.83 (2001: EUR 38.46) and year low EUR 19.80 (2001: EUR 25.00). During the same period the HEX All-Share Index fell 34.41%, the HEX Portfolio Index by 16.68% and the HEX Metal & Engineering index by 4.06%.

Total market capitalisation was at year end EUR 349.4 million (2001: EUR 427.5 million), the 33rd largest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 11,938,647 shares of KCI Konecranes, which represents 83.44% of the outstanding shares. In monetary terms trading was EUR 343.1 million, which was the 23rd largest trading of companies listed on Helsinki Exchanges.

Taxable Value in Finland

For Finnish taxation purposes, the company's share was given a value of EUR 16.10 for fiscal 2002.

Dividend proposal

The Board of Directors proposes to the AGM that a dividend of EUR 0.95 per share will be paid for the fiscal year 2002. The dividend will be paid to shareholders, who are entered in the share register on the record date March 11, 2003. Dividend payment date is March 18, 2003.

Stock option plan 1997

The Stock Option Plan 1997 is targeted for middle management. In all 288 managers and experts received bonds with warrants entitling to subscribe a total of 300.000 shares. The program is exercisable on or after April 1, 2003 at a price of EUR 26.07.

Stock option plan 1999

The Stock Option Plan 1999 is targeted for both middle and top management. Under the program 333 members of Group top and middle management received options to buy a total of 300,000 shares in KCI Konecranes International Plc, at a price of EUR 33 each. The program is exercisable in two phases. The first 50% of the option program became exercisable on April 1, 2002 and option holders have the right to exercise their options until March 31, 2005. At the end of year 2002 there had been no subscriptions for new shares under the option plan. The balance of the program will become exercisable between April 1, 2005 and March 31, 2008.

Stock Option Plan 2001

The Stock Option Plan 2001 is granted to key personnel of the KCI Konecranes Group consisting of approximately 100 persons. Altogether, the option rights entitle to subscription of a total of 300,000 shares. The program is exercisable in two phases. The exercise price is EUR 34 each. In phase I, shares can be subscribed for between April 1, 2004 and March 31, 2007 and in phase II between April 1, 2007 and March 31, 2010.

More information to shareholders is available on page 59.

SHARES AND SHAREHOLDERS

Major shareholders according to the share register, 31 December 2002

		Amount of shares	Percentage of shares	Percentage of votes
1	Orkla AS	1,229,100	8.59	8.59
2	The Pension Insurance Company Ilmarinen Ltd	757,600	5.29	5.29
3	Varma-Sampo Mutual Pension Insurance Company	539,920	3.77	3.77
4	Stig Gustavson	420,875	2.94	2.94
5	The Local Government Pension Institution	411,200	2.87	2.87
6	Federation of Finnish Metal, Engineering and Electrotechnical Industries FIMET	191,600	1.34	1.34
7	State Pension Fund	190,000	1.33	1.33
8	Nordea Life Assurance Finland Ltd	113,000	0.79	0.79
9	The LEL Employment Pension Fund	84,475	0.59	0.59
10	Suomi Mutual Life Assurance Company	59,500	0.42	0.42

Shares registered in the name of nominee

Nordea Bank Finland Plc	7,610,867	53.19	53.19
Skandinaviska Enskilda Banken Ab	510,134	3.57	3.57
Svenska Handelsbanken Helsinki Branchoffice	12,193	0.09	0.09
D.Carnegie AB, Finland Subsidiary	9,400	0.07	0.07
OKOBANK Osuuspankkien Keskuspankki Oyj	3,000	0.02	0.02
HSS / Svenska Handelsbanken	4,300	0.03	0.03
HEX Back Office and Custody Services OY	3,600	0.03	0.03
Total	8,153,494	56.98	56.98

Calculations are based on the total number of outstanding shares 14,308,630.

Shares owned by the members of the Board of Directors and Group Management

Together, the Board of Directors and the President and CEO own an aggregate of 451,275 shares through direct or controlled ownership, corresponding to 3.15% of the outstanding shares and voting rights.

On December 31, 2002 the fourth largest shareholder registered by name was the Company's President and CEO, Mr Stig Gustavson, who held 420,875 shares representing 2.94% of total outstanding shares.

Altogether, The Board of Directors, the President and CEO and Group Management own an aggregate of 508,475 shares through direct or controlled ownership, corresponding to 3.55% of the outstanding shares and voting rights. In addition, Group Management owns options entitling to subscribe for 150,400 shares, representing 1.05% of the company's outstanding shares. Board members (other than Mr Stig Gustavson) do not have options.

Shareholding outside Finland

The percentage of shares held by investors outside Finland accounted for 65.95 % at the end of 2002 (2001: 66.96%).

Share distribution by size of holding

Shares	Amount of s'holders	Amount of shares	Percentage of s'holders	Percentage of shares
1–1,000	1,507	355,212	87.01 %	2.48 %
1,001–5,000	137	358,603	7.91 %	2.51 %
5,001–10,000	31	227,634	1.79 %	1.59 %
10,001–50,000	42	1,074,940	2.42 %	7.51 %
50,001–300,000	8	812,545	0.46 %	5.68 %
300,001–	7	11,479,696	0.40 %	80.23 %
Total	1,732	14,308,630	100.00 %	100.00 %

Share distribution by type of shareholder

	Percentage of shares	Percentage of votes
Companies	3.12 %	3.12 %
Financial institutions	6.69 %	6.69 %
Public institutions	16.39 %	16.39 %
Non-profit institutions	1.72 %	1.72 %
Individuals	6.14 %	6.14 %
Foreign	65.95 %	65.95 %
Total	100.00 %	100.00 %

Source: The Finnish Central Securities Depository Ltd, December 31, 2002.

GROUP MANAGEMENT

Charles E. Vanarsdall, b. 1937
• MBA • Group Vice President; President, Region Americas
• Employed 1983 • Shares 3,000 • Option to acquire 9,000 shares
• (retired as of 31 December, 2002, retains advisory duties)

Stig Gustavson, b. 1945
• M.Sc. (Eng.), Dr.Tech. (h.c.) • President & CEO
• Employed 1982 • Shares 420,875
• Option to acquire 9,000 shares

Rainer Aalto, b. 1945
• B.Sc. (Econ.) • Group Vice President, Region Asia-Pacific, until 31 December 2002 • New position as of 1 January, 2003: Director, Business Development • Employed 1998
• Shares 1,000 • Option to acquire 15,400 shares

Harry Ollila, b. 1950
• M.Sc. (Eng.) • Group Vice President, Operations Development
• President, Region Europe • Employed 1991
• Shares 32,000 • Option to acquire 9,000 shares



From left to right: Charles E. Vanarsdall, Stig Gustavson, Rainer Aalto, Harry Ollila



From left to right: Antti Vanhatalo, Mikko Uhari, Arto Juosila, Matti Ruotsala, Tom Sothard, Bill Maxwell

GROUP MANAGEMENT

Sirpa Poitsalo, b. 1963
- LL.M.
- Director, General Counsel • Employed 1988
- Shares 100
- Option to acquire 15,400 shares

Teuvo Rintamäki, b. 1955
- M.Sc. (Econ.)
- Chief Financial Officer (CFO) • Employed 1981
- Shares 11,600
- Option to acquire 9,000 shares

Katri Pietilä, b. 1961
- M.Sc. (Econ.)
- Director, Administration and Communications
- Employed 1995
- Shares – • Option to acquire 10,400 shares

(resigned February 14, 2003)

Peggy Hansson b. 1967 (picture on p.10)
- M.Sc. (Adult Education)
- Knowledge Manager; as of February 14, 2003 Knowledge Director, in charge also of personnel administration
- Employed 1991
- Shares –
- Option to acquire 1,400 shares



From left to right: Sirpa Poitsalo, Teuvo Rintamäki, Katri Pietilä

Antti Vanhatalo, b. 1945
- M.Sc. (Eng.) • President, Process Cranes;
- Managing Director, Konecranes Components Corp. • Employed 1969
- Shares 1,000
- Option to acquire 9,000 shares

Mikko Uhari, b. 1957
- Lic.Sc. (Eng.) • President, Harbour and Shipyard Cranes; Managing Director, Konecranes VLC Corp. • Employed 1997
- Shares –
- Option to acquire 15,400 shares

Arto Juosila, b. 1955
- M.Sc. (Econ.)
- President, Standard Lifting Equipment until 31 December 2002, new position as of January 2003: Group Vice President, President, Asia Pacific
- Employed 1980
- Shares 8,000 • Option to acquire 9,000 shares

Matti Ruotsala, b. 1956
- M.Sc. (Eng.) • Chief Operating Officer
- Employed 1982
- Shares –
- Option to acquire 15,400 shares

Tom Sothard, b. 1957
- B.Sc. (Marketing) • President, Maintenance Services
- Employed 1983
- Shares 500
- Option to acquire 15,400 shares

Bill Maxwell, b. 1949
- Vice President, Maintenance Services, Western Europe; Managing Director, Lloyds Konecranes Ltd • Employed 1992
- Shares –
- Option to acquire 9,000 shares

Pekka Päkkilä, b. 1961 (picture on p.12)
- B.Sc. (Eng.) • Director, Industrial cranes and components until December 12, 2002, new position as of January 1, 2003: President, Standard Lifting Equipment • Employed 1987–1998, 2001–
- Shares 500
- Option to acquire –



BOARD OF DIRECTORS



From left to right: Timo Poranen, Stig Stendahl, Matti Kavetvuo, Björn Savén, Stig Gustavson, Juha Rantanen, Lennart Simonsen

Timo Poranen, b. 1943
M.Sc. (Eng.)
President, Finnish Forest Industries Federation,
Chairman of the Board of the Finnish Rail Administration
Member of the Supervisory Board of Finnish Fair Corporation, Deputy member of the Board Varma-Sampo Mutual Pension Insurance, Company
Member of the boards of Helsinki University of Technology, Finnish Employers Management Development Institute,
The Finnish Section of the International Chamber of Commerce, Member of the Council of the Finnish-Swedish Chamber of Commerce
Present term closes year 2003
Shareholding 0

Stig Stendahl, b. 1939
M.Sc. (Chem. Eng.)
Chairman of Supervisory Board of Stiftelsen För Åbo Akademi,
Chairman of the Board of Aktia Savings Bank plc,
Member of the Board of Plantagen Norden AB
Member of "Hallitusammattilaiset ry" (Board professionals)
Present term closes year 2005
Shareholding 200

Matti Kavetvuo, b. 1944
M.Sc. (Eng.), B.Sc. (Econ.)
Chairman of the Board Suominen Corporation,
Member of the Boards of Alma Media,
Marimekko and member of the Supervisory Board of Finland Post Ltd
Present term closes year 2004
Shareholding 0

Chairman of the board

Björn Savén, b. 1950
M.Sc. (Econ.), MBA, Dr.Econ. h.c.
Chief Executive, Industri Kapital
Chairman of Gardena AG and Dynea Oy
Deputy Chairman of Alfa-Laval AB and *Sydsvenska Kemi AB*
Member of the Boards of Orkla ASA, German-Swedish Chamber of Commerce and Finnish-Swedish Chamber of Commerce
Present term closes year 2005
Shareholding 30,100 beneficially via Industri Kapital

Stig Gustavson, b. 1945
M.Sc. (Eng.), Dr. Tech. (h.c.)
President & CEO, KCI Konecranes International Plc,
Chairman of the Boards of Oyj Hackman Abp and Oy Mercantile Ab
Vice Chairman of the Board of Dynea Oy,
Member of the Boards of Oy Helvar Merca Ab, Perstorp AB, The Federation of Finnish Metal, Engineering and Electrotechnical Industries (FIMET) and The Confederation of Finnish Industry and Employers
Chairman of the Supervisory Board of Tampere University of Technology
Member of the Supervisory Boards of Varma-Sampo Mutual Pension Insurance Company and Arcada Polytechnic
Present term closes year 2003
Shareholding 420,875
Option to acquire 9,000 shares

Juha Rantanen, b. 1952
M.Sc. (Econ.), MBA
President & CEO, Ahlstrom Corporation
Chairman of the Board of Forest Industries Federation, Vice Chairman of Confederation of Finnish Industry and Employers,
Member of the Supervisory Board of Varma-Sampo Mutual Pension Insurance Company
Present term closes year 2005
Shareholding 100

Secretary of the Board, not member

Lennart Simonsen, b. 1960
LL.M. Attorney, Managing Partner,
Roschier Holmberg, Attorneys Ltd.
Shareholding 0

Board Members (excl. Stig Gustavson) do not have options.
Shareholdings are listed as per 31 December 2002.

ADDRESSES

For a more comprehensive listing of contacts please visit our web site at www.konecranes.com

Group headquarters:

KCI Konecranes International Plc
P.O. Box 661 (Koneenkatu 8)
FIN-05801 Hyvinkää, Finland
Tel. +358-20 427 11
Fax +358-20 427 2099
President & CEO, Stig Gustavson

Konecranes Finance Corporation
P.O. Box 661 (Koneenkatu 8)
FIN-05801 Hyvinkää, Finland
Tel. +358-20 427 11
Fax +358-20 427 2102

Regional headquarters:

Region Europe
KCI Konecranes International
c/o Konecranes Nordic Corp.
P.O. Box 135 (Koneenkatu 8)
FIN-05801 Hyvinkää, Finland
Tel. +358-20 427 11
Fax +358-20 427 4080

Region Americas
KCI Konecranes International
c/o Konecranes, Inc.
4401 Gateway Boulevard
Springfield, OH 45502, USA
Tel. +1-937-525 5555
Fax +1-937-325 8945

Region Asia-Pacific
KCI Konecranes International
c/o Konecranes (Shanghai) Co. Ltd
789 Sui De Road
Putuo District, Shanghai 200331
Tel. +86-21-6284 8282
Fax +86-21-6363 5724


KONECRANES
科尼起重机

Please note! The Group's Asia–Pacific Headquarters have relocated from Singapore to Shanghai, China.

Austria
Konecranes Ges.m.b.H
Rennweg 87
A-2345 Brunn am Gebirge
Tel. +43-2236 3020
Fax +43-2236-364 36

Belgium
S.A. Konecranes N.V.
Klaverbladstraat 7/15
B-3560 Lummen
Tel. + 32-13-539 660
Fax + 32-13-539 669

Canada
Konecranes Canada, Inc.
Crane Pro Services
1320 Heine Court
Burlington, L7L 6L9 Ontario
Tel. +1-905-332 9494
Fax +1-905-332 4612

China
Konecranes Beijing Office
Room 823 Building 15, Block 4
Anhuili, Chaoyang District
Beijing 100101
Tel. +86-10-6492 3804
Fax +86-10-6492 3804

China
Konecranes (Shanghai) Co. Ltd
789 Sui De Road
Putuo District
Shanghai 200331
Tel. +86-21-6284 8282
Fax +86-21-6363 5724

Czech Republic
Konecranes CZ s.r.o.
Krymská 22
CZ-101 00 Praha 10 – Vrsovice
Tel. +420-2-7174 0247
Fax +420-2-7174 3101

Denmark
Konecranes A/S
Baldersbuen 15 A
DK-2640 Hedehusene
Tel. +45-46-591 288
Fax +45-46-591 214

Estonia
Konecranes Oü
Punane 42
EE-13619 Tallinn
Tel. +372-611 2795
Fax +372 611 2796

Finland
KCI Hoists Corporation
Ruununmyllyntie 13
13210 Hämeenlinna
Tel. +358-20 427 11
Fax +358-20 427 3399

KCI Motors Corporation
P.O. Box 664 (Koneenkatu 8)
05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 3199

KCI Plant Services Group
P.O.BOX 135 (Koneenkatu 8)
FIN-05801 Hyvinkää
Tel. +358 20 427 11
Fax +358 20 427 4030

KCI Special Cranes Corporation
P.O. Box 665 (Koneenkatu 8)
05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 4799

Konecranes Components Corporation
P.O. Box 662 (Koneenkatu 8)
05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 2299

Konecranes Nordic Corporation
P.O. Box 135 (Koneenkatu 8)
05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 4080

Konecranes VLC Corporation
P.O. Box 666 (Koneenkatu 8)
05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 2599

France
Konecranes (France) S.A.
27 Rue de la Burelle
F-45800 Saint Jean de Braye Cedex
Tel. +33-2-3871 9400
Fax +33-2-3871 9453

CGP-Konecranes S.A.
27 Rue de la Burelle
F-45808 Saint Jean de Braye Cedex
Tel. +33-2-3871 9400
Fax +33-2-3871 9401

CAILLARD Konecranes (France)
47 bis, Boulevard de Graville
B.P. 727
76060 Le Havre/Cedex
Tel. +33-2-3525 9514
Fax +33-2-3525 9582

Verlinde S.A.
Zone Industrielle des Vauvettes
2, boulevard de l'Industrie
F-28501 Vernouillet Cedex
Tel. +33-2-3738 9595
Fax +33-2-3738 9599

Germany
Konecranes T & H GmbH
Robert-Bosch-Strasse 10
D-91522 Ansbach
Tel. +49-981-971 9610
Fax +49-981-971 9614

Kulicke Konecranes GmbH
Egellstrasse 21
D-13507 Berlin
Tel. +49-30-439 8080
Fax +49-30-434 4040

Noell Konecranes GmbH
Am Pferdemarkt 31
D-30853 Langenhagen
Tel. +49-511- 7704 0
Fax +49-511-7704 477

ProKranService GmbH
Kapellenstrasse 7
D-85622 Feldkirchen
Tel. +49-89-900 70
Fax +49-89-9007 111

SWF Krantechnik GmbH
Boehringstr. 4
D-68307 Mannheim
Tel. +49-6217 8990
Fax +49-7131 7662 110

Hungary
Konecranes Kft.
Margit Utca 114
H-1165 Budapest
Tel. +36-1-401 6110
Fax +36-1-401 6120

Indonesia
PT. Konecranes
Jalan Fatmawati
No. 52 Jakarta Selatan
12430 Indonesia
Tel. +62-21-766 5762 (EOTC Service)
Tel. +62-21-766 5763 (VLC Service)
Fax +62-21-765 7207

Japan
Konecranes Japan
High-Point Bldg. 4 Fl.
3-1-17 Kagurazaka
Shinjuku-Ku
162-0825 Tokyo
Tel. +81-3-326 603 31
Fax +81-3-326 617 40

Latvia
Konecranes Latvia Ltd.
5. Maza Pils Str.
LV-1050 Riga
Tel. +371-724 2871
Fax +371-722 0607

Lithuania
UAB Konecranes
Nemuno 121 a
LT-5804 Klaipeda
Tel. +370-46-366 777
Fax +370-46-366 778

Malaysia
Konecranes Sdn. Bhd.
No 12 Jalan SS26/13
Taman Mayang Jaya
47301 Petaling Jaya, Selangor
Tel. +60-3-7880 3100
Fax +60-3-7880 3200

Mexico
Gruas Mexico S.A. de C.V.
Alfredo del Mazo No. 10
Pedregal de Atizapan
Atizapan de Zaragosa
Estado de Mexico, C.P. 52948
Tel. +52-5-822 7100-05
Fax +52-5-822 7106

New Zealand
Konecranes Pty Ltd
70 Princes Street
Onehunga, Auckland
Tel. +64-9-634 5322
Fax +64-9-634 5323

Norway
Konecranes AS
Postboks 168, Vollebekk
(Brobekkv. 60)
NO-0520 Norway
Tel. +47-2207 9700
Fax +47-2207 9701

Poland
Konecranes Poland Sp.z.o.o.
Ul. Górskiego 1a
00-033, Warsaw
Tel. + 48-22-826 5615
Fax + 48-22-826 5620

Romania
S.C. Prodmoreco S.A.
21 C Brediceanu St., Ap. 35
1900 Timisoara
Tel. +40-256-203 514
Fax +40-256-200 155

Russia
ZAO Konecranes
Lermontovsky Str. 44, apt. 81
198103 St. Petersburg
Tel. +7-812-327 0288
Fax +7-812-251 7429

Singapore
Konecranes Pte Ltd
12 Benoi Crescent
629975 Singapore
Tel. +65-6861 2233
Fax +65-6861 2903

Slovenia
Baling d.o.o.
Kolodvorska 29
SLO-9220 Lendava
Tel. +386-25-781 001
Fax +386-25-751 941

Sweden
Konecranes AB
P.O.BOX 56 (Vasagatan 7)
S-291 21 Kristianstad
Tel. +46-44-188 400
Fax +46-44-188 401

Thailand
Konecranes Service Co. Ltd.
8/1-2 Moo 6, Sukhumvit Road
Nangpru, Banglamung
20260 Chonburi
Tel. +66-38-716 734/5
Fax +66-38-716 736

The Netherlands
Konecranes BV
Ampèrestraat 15
NL-1446 TP Purmerend
Tel. +31-299-488 888
Fax +31-299-647 926

Turkey
Konecranes Ticaret ve Servis Ltd. Sti.
Bayar Cad
Gülbahar Sok. No: 10
Demirkaya apt. D: 24
81090 Kozyatagi-Istanbul
Tel. +90-216-410 8067
Fax +90-216-380 0842

Ukraine
ZAO Konecranes Ukraine
Uspenskaya Str. 26, office 9
65014 Odessa
Tel. +380-482-219 121
Fax +380-482-219 122

United Arab Emirates
KCI Hoists
Office No. 5 G28
P.O. Box 61351
Jebel Ali Free Zone,
Dubai, U.A.E
Tel. +971-4-8818 830
Fax +971-4-8818 832

USA
Konecranes Inc.
Americas Component Center
Crane Pro Services-US
4401 Gateway Blvd
OH 45502, Springfield
Tel. +1-937-328 5133
Fax +1-937-325 8945

Konecranes Orley Meyer
S86 W22400 Edgewood Avenue
P.O. Box 70
WI 53103-0070, Big Bend
Tel. +1-713-466-7541
Fax +1-262-662-2885

Konecranes America, Inc.
7300 Chippewa Boulevard
Houston, Texas 77086
Tel. +1-281-445-2225
Fax +1-281-445-9355

KCI Koneports Americas
497-C LaMesa Road Mt. Pleasant,
SC 29464
Tel. +1-843-971-7678
Fax +1-843-971-7879

R&M Materials Handling, Inc.
4501 Gateway Boulevard
Springfield, Ohio 45502
Tel. +1-937-328 5100
Fax +1-937-325 5319

Vietnam
Konecranes Representative Office
Hanoi
10th Floor, Room 10-01
Fortuna Tower, 6B Lang Ha Street
Ba Dinh District,
Hanoi
Tel. +84-4-774 0142
Fax +84-4-774 0142

INFORMATION TO SHAREHOLDERS

Invitation to participate in the Annual General Meeting

The Shareholders of KCI Konecranes International Plc are hereby notified that the Company's Annual General Meeting will be held on Thursday, 6 March, 2003 at 11.00 a.m. at Group headquarters (address: Koneenkatu 8, 05830 Hyvinkää, Finland).

Shareholders wishing to attend and vote at the AGM must, on the record date 24 February 2003, be registered in the share register of KCI Konecranes kept by the Finnish Central Securities Depository Ltd. Nominee-registered shareholders, wishing to attend and vote at the AGM, must request a temporary entry in the share register on the record date. Shareholders are asked to submit their notice of attendance no later than 3 March 2003 before 4.45 p.m. via the Company's web pages at www.kcigroup.com/agm2003 or by phone +358-20-427 2001, fax +358-20-427 2099 or E-mail: maija.jokinen@kcigroup.com. A model of a proxy is available on the Internet.

Financial Calendar 2003 *(Finnish time, CET + 1).*

First quarter results 6 May, 10.00 a.m.
Second quarter results 7 August, 10.00 a.m.
Third quarter results 30 October, 10.00 a.m.

Analyst briefing

An analyst briefing will be held on the day of the result publications at 12.00 noon in Helsinki, Finland (address: World Trade Center, Marski Hall, Aleksanterinkatu 17). A briefing will also be held in London, UK, on a separate date
(see our calendar at www.kcigroup.com).

International teleconference

An international teleconference will be arranged on the day of the result publications at 4.00 p.m. The dial in number is +44-(0)20 8401 1043. Please call in at 3.50 p.m. (replay available 48 hours, +44-(0)20 8288 4459, code 976622).

Contacts
Group communications and Investor Relations
Franciska Janzon, Investor Relations Manager
Phone: +358-20 427 2043,
Mobile: +358-40 746 8381
franciska.janzon@kcigroup.com

ANALYSTS

According to our information the analysts listed below prepare investment analyses on KCI Konecranes. The analysts do so on their own initiative. KCI Konecranes takes no responsibility for the opinions expressed by analysts.

ABG Sundal Collier, Mr. Henrik Olsson
+44-20 7905 5600, henrik.olsson@abgsc.com

Alfred Berg Finland OY AB, Mr. Robert Sergelius
+44-9-228 321, robert.sergelius@alfredberg.fi

Cazenove & Co., Mr. Gorm Thomassen
+44-171-214 7663, gorm.thomassen@cazenove.com

Conventum Securities Ltd, Ms. Kaisa Ojainmaa
+358-9-2312 3326, *kaisa.ojainmaa@conventum.fi*

CAI Cheuvreux, Mr. Peter Karlsson
+46-8-723 5170, pkarlsson@caicheuvreux.com

D. Carnegie Ab, Finland Branch, Mr. Miikka Kinnunen
+358-9-61 871 241, miikka.kinnunen@carnegie.fi

Deutsche Bank AG, Helsinki Branch, Mr. Tomi Railo
+358 9 2525 2583, tomi.railo@db.com

Enskilda Securities, Mr. Johan Lindh
+358-9-6162 8726, johan.lindh@enskilda.fi

Evli Securities Plc, Mr. Derek Silva
+358-9-4766 9204, derek.silva@evli.com

FIM Pankkiiriliike Oy, Mr. Mikko Linnanvuori
+358-9-6134 6353, mikko.linnanvuori@fim.com

Handelsbanken Capital Markets, Mr. Antti Suttelin
+358 10 444 2406, ansu15@handelsbanken.se

Lehman Brothers, Mr. Ben Maslen
+44-207-260 1352, bmaslen@lehman.com

Mandatum Stockbrokers Ltd, Mr. Ari Laakso
+358-10-236 4710, ari.laakso@mandatum.fi

Nordea Securities, Mr. Ville Kivelä
+358-9-3694 9435, ville.kivela@nordeasecurities.com

Opstock Securities, Mr. Jarkko Nikkanen
+358-9-404 4392, jarkko.nikkanen@oko.fi

Paribas, Mr. Christian Diebitsch
+44-171-595 3467, christian_diebitsch@paribas.com





KONECRANES

KCI KONECRANES INTERNATIONAL PLC
P.O. Box 661, FIN–05801 Hyvinkää, Finland
Tel. +358–20 427 11
Fax +358–20 427 2099
www.kcigroup.com
Business ID 0942718–2